                                                      FILED PURSUANT TO
                                                      RULE NO. 424(b)(5)
                                                      REGISTRATION NO. 333-26009
                                                      REGISTRATION NO. 333-27667
                                  $90,000,000

                               PHOTRONICS, INC.

[LOGO OF PHOTRONICS, INC.]
             6.00% Convertible Subordinated Notes due June 1, 2004

                                ---------------
  The Notes are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock, par value $.01 per share ("Common Stock"), of Photronics, Inc. (the "Company") at a conversion rate of
17.8771 shares per each $1,000 principal amount of Notes (equivalent to a conversion price of approximately $55.94 per share), subject to adjustment in certain circumstances. On May 22, 1997, the last reported bid price of the Common Stock, which is traded under the symbol "PLAB" on The Nasdaq National Market, was $44.75 per share.

  Interest on the Notes is payable on June 1 and December 1 of each year, commencing December 1, 1997. The Notes are redeemable in whole or in part at the Company's option at any time on or after June 1, 2000 at the redemption prices set forth herein, plus accrued interest to the date of redemption. See "Description of Notes--Optional Redemption." The Notes are not entitled to any sinking fund. The Notes will mature on June 1, 2004.

  In the event of a Change of Control (as defined herein), each holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash or, at the Company's option, Common Stock (valued at 95% of the average closing prices for the five trading days immediately preceding and including the third trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date. See "Description of Notes--Repurchase at Option of Holders Upon a Change of Control."

  The Notes are unsecured obligations subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. As of May 22, 1997, the Company had $17.0 million of Senior Indebtedness outstanding. After giving effect to the offering of the Notes and the application of net proceeds therefrom, the Company will have $2.0 million of Senior Indebtedness outstanding. As of May 4, 1997, the Company's subsidiaries had other indebtedness and liabilities of approximately $40 million (excluding intercompany obligations). The Indenture will not restrict the Company or its subsidiaries from incurring additional Senior Indebtedness or other indebtedness.

  The Notes will be represented by a Global Note registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as depositary. Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued in registered form in denominations of $1,000 and integral multiples thereof. See "Description of the Notes--Book-Entry."

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS.  ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                                            INITIAL
                                            PUBLIC
                                           OFFERING   UNDERWRITING  PROCEEDS TO
                                           PRICE(1)   DISCOUNT(2)  COMPANY(1)(3)
                                          ----------- ------------ -------------
Per Note ................................   100.0%       3.25%        96.75%
Total(4)................................. $90,000,000  $2,925,000   $87,075,000

-------
(1) Plus accrued interest, if any, from May 29, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").
(3) Before deducting estimated expenses of $375,000 payable by the Company.
(4) The Company has granted the Underwriters an option for 30 days to purchase up to an additional $13,500,000 aggregate principal amount of Notes at the initial public offering price shown above, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company will be $103,500,000, $3,363,750 and $100,136,250, respectively. See "Underwriting."

                                ---------------

  The Notes offered hereby are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about May 29, 1997 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                         ROBERTSON, STEPHENS & COMPANY
                                                             SMITH BARNEY INC.

                  The date of this Prospectus is May 22, 1997.

[PHOTO OF PHOTOMASK APPEARS HERE]          [PHOTO OF PERSON AT EQUIPMENT CONSOLE
                                            APPEARS HERE]


Photronic is a leading global manufacturer of photomasks, which are high precision quartz plates containing microscopic images of electronic circuits.


           [PHOTO OF PHOTOMASK SEMICONDUCTOR INTERFACE APPEARS HERE]


[PHOTO OF PROCESS EQUIPMENT APPEARS HERE]      [PHOTO OF PHOTOMASK APPEARS HERE]


Photomasks are a key element in the manufacture of semiconductors. They are used as masters to transfer circuit patterns onto semiconductor wafers.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES AND THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF PENALTY BIDS, IN CONNECTION WITH THE OFFERING. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  Photronics, Inc. ("Photronics" or the "Company") is a leading manufacturer of photomasks, which are used primarily by the semiconductor industry in the manufacture of integrated circuits. A photomask is a high precision photographic quartz plate that is used as a master to transfer microscopic circuit patterns onto semiconductor wafers during the fabrication of integrated circuits. The Company's manufacturing network includes five facilities in the United States (with a sixth under construction) as well as facilities in Singapore, Switzerland and the United Kingdom. Based upon available market information, the Company believes that it has a larger share of the United States market for photomasks than any other photomask manufacturer and is one of the largest photomask manufacturers in the world.

  Photomasks are a key element in the manufacture of semiconductors and are used to transfer integrated circuit patterns onto semiconductor wafers during the fabrication of integrated circuits and, to a lesser extent, other types of electronic components. Each integrated circuit consists of a series of separate patterns, each of which is imaged onto a different photomask. The resulting series of photomasks is then used to successively layer the circuit patterns onto the semiconductor wafer. Demand for photomasks is driven both by semiconductor design activity and increases in the complexity of integrated circuits. As the complexity of integrated circuits has increased, the number and complexity of photomasks used in the manufacture of a single circuit also has increased. VLSI Research Inc. estimates that worldwide photomask sales exceeded $1.7 billion in 1996 and projects a compound annual growth rate of approximately 17% through 2001.

  Photomasks are manufactured by independent manufacturers, like the Company, and captives, which are semiconductor manufacturers that produce photomasks almost exclusively for their own use. Since the mid-1980s, there has been a trend in the United States and Europe toward the divestiture or closing of captive photomask operations by semiconductor manufacturers and an increase in the share of the market served by independent manufacturers. At the same time, the number of significant independent manufacturers in the United States and Europe has decreased from approximately 14 in the mid-1980s to four in 1996. The Company has completed a number of strategic acquisitions of both independent and captive photomask manufacturers.

  The Company's objective is to expand its position as a worldwide leader in the manufacture of photomasks. The Company's strategy includes maintaining technological leadership through investment in state-of-the-art manufacturing capabilities, ensuring strong customer relationships through high levels of customer satisfaction and leveraging the Company's network of manufacturing facilities to provide timely product delivery and rapid response to customer demands. During 1996, the Company significantly expanded its operations in international markets by acquiring existing photomask operations located in the United Kingdom and Switzerland, establishing manufacturing operations in Singapore and acquiring an equity interest in a photomask manufacturing operation in Korea. The Company also continued its aggressive investment program in its manufacturing operations in the United States by completing a new state-of-the-art facility in Allen, Texas, starting construction of a facility in Austin, Texas and adding leading-edge manufacturing equipment to its existing operations.

  The Company sells its products primarily through a direct sales force. The Company conducts its sales activities from ten sales locations in the United States, two in the United Kingdom, and one in each of Switzerland, Singapore and Taiwan. The Company's customers include Analog Devices, Inc., Atmel Corp., Cirrus Logic, Inc., Cypress Semiconductor Corporation, LSI Logic Corp., Motorola Inc., Plessey Semiconductors Ltd., Symbios Logic Inc., Texas Instruments Incorporated, and VLSI Technology Inc.

  The Company is a Connecticut corporation, organized in 1969. Its principal executive offices are located at 1061 East Indiantown Road, Jupiter, Florida 33473, telephone (561) 745-1222.

                                  THE OFFERING

SECURITIES OFFERED......  $90,000,000 aggregate principal amount of 6.00%
                          Convertible Subordinated Notes due June 1, 2004 (the "Notes"). The Company has granted the Underwriters an option for 30 days to purchase up to $13,500,000 additional aggregate principal amount of Notes, solely to cover over-allotments.

INTEREST PAYMENT DATES..  Interest on the Notes is payable at the rate set forth on the cover page hereof, semi-annually on each June 1 and December 1, commencing December 1, 1997.

CONVERSION RIGHT........  The Notes are convertible at any time prior to maturity, unless previously redeemed or
                          repurchased, into shares of Common Stock at a conversion rate of 17.8771 shares per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $55.94 per share), subject to adjustment in certain circumstances as described herein. See "Description of Notes--Conversion Rights."

SUBORDINATION...........  The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and will be effec-tively subordinated to all indebtedness and other liabilities of the Company's subsidiaries. As of May 22, 1997, the Company had $17.0 million ag-gregate principal amount of Senior Indebtedness outstanding, approximately $15 million of which will be repaid with the net proceeds from this offering. As of May 4, 1997, the Company's sub-sidiaries had other indebtedness and liabilities of approximately $40 million (excluding intercompany obligations). The Indenture will not restrict the Company or its subsidiaries from in-curring additional Senior Indebtedness or other indebtedness. See "Capitalization," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Description of Notes--Subordination."

OPTIONAL REDEMPTION.....  The Notes will be redeemable at the Company's option, in whole or in part, at any time on or after June 1, 2000 at the redemption prices set forth herein plus accrued interest to the date of redemption. See "Description of Notes--Optional Redemption."

REPURCHASE AT OPTION OF
HOLDERS UPON A CHANGE
OF CONTROL..............  In the event of a Change of Control, each holder of Notes may require the Company to repurchase the Notes, in whole or in part, for cash or, at the Company's option, Common Stock (valued at 95% of the average closing prices for the five trading days immediately preceding and including the third trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date. See "Description of Notes--Repurchase at Option of Holders Upon a Change of Control."

USE OF PROCEEDS.........  The Company intends to use approximately $15 million to repay outstanding borrowings under a revolving credit facility. The remainder of the net proceeds will be used for general corporate purposes, including capital expenditures and possible acquisitions. See "Use of Proceeds."

LISTING.................  The Notes will not be listed on any securities exchange or quoted on The Nasdaq Stock Market. Although each of the Underwriters has advised the Company that it intends to make a market in the Notes, they are not obligated to do so, and any market making may be discontinued at any time at the sole discretion of each of the Underwriters without notice. See "Underwriting."

COMMON STOCK............  The Common Stock is quoted on The Nasdaq National
                          Market under the symbol "PLAB."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                  YEAR ENDED OCTOBER 31,             THREE MONTHS ENDED
                         ----------------------------------------- -----------------------
                                                                   JANUARY 31, FEBRUARY 2,
                          1992    1993    1994     1995     1996      1996       1997(1)
                         ------- ------- ------- -------- -------- ----------- -----------
                                 (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
CONSOLIDATED STATEMENT
OF EARNINGS DATA:
Net sales............... $41,305 $48,363 $80,696 $125,299 $160,071   $34,668     $40,029
Operating income........   5,868   6,991  14,237   23,590   32,265     7,006       7,345
Income before income
 taxes..................   6,719   7,436  15,301   29,842   33,903     7,551       8,625
Net income(2)........... $ 4,367 $ 4,908 $10,336 $ 18,632 $ 21,003   $ 4,651     $ 5,325
Net income per common
 share(2)(3)............ $  0.55 $  0.59 $  1.03 $   1.66 $   1.74   $  0.39     $  0.44
OTHER DATA:
Ratio of earnings to
fixed charges(4)........     67x     75x    205x     213x     213x      211x        241x

                                                        FEBRUARY 2, 1997(1)
                                                        --------------------
                                                                     AS
                                                         ACTUAL  ADJUSTED(5)
                                                        -------- -----------
                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital........................................ $ 16,494  $103,194
Property, plant and equipment..........................  135,243   135,243
Total assets...........................................  209,075   299,075
Long-term debt, less current portion(6)................    2,005    92,005
Total shareholders' equity............................. $160,673  $160,673

--------
(1) Beginning with the current fiscal year, the Company has adopted a fiscal year ending on the Sunday closest to October 31.
(2) Includes (i) a benefit of $237,000, or $0.02 per share, for fiscal 1994 representing the cumulative effect of the Company adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective November 1, 1993, (ii) approximately $2 million, or $0.16 per share, for fiscal 1995 attributable to an after-tax gain from the sale of equity investments less a non-recurring research and development charge related to an acquisition and (iii) $0.7 million, or $0.05 per share, for the first quarter of 1997 attributable to an after tax gain from the sale of equity investments.
(3) Per share data reflect a 3-for-2 stock split effected in March 1995.
(4) For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income before income taxes plus fixed charges and (ii) fixed charges consist of interest expense incurred.
(5) As adjusted to give effect to the issuance and sale of the Notes and the application of net proceeds therefrom.
(6) Does not include approximately $15 million that the Company borrowed under its line of credit subsequent to February 2, 1997, which will be paid with the net proceeds from this offering. See "Use of Proceeds."

                                 RISK FACTORS

  Prospective purchasers of the Notes should consider carefully the following risk factors relating to the offering and the business of the Company, together with the information and financial data set forth elsewhere or incorporated by reference in this Prospectus, prior to making an investment decision. Certain statements under this caption constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). See "--Forward-Looking Statements".

DEPENDENCE ON SEMICONDUCTOR INDUSTRY

  The Company sells substantially all of its photomasks to semiconductor designers and manufacturers. The Company believes that the demand for photomasks primarily depends on integrated circuit design activity rather than the volume of semiconductor sales. Consequently, an increase in semiconductor sales does not necessarily result in a corresponding increase in photomask sales. In addition, the reduced use of customized integrated circuits or other changes in the technology or methods of manufacturing semiconductors could reduce demand for photomasks even if demand for semiconductors increases. Further, advances in semiconductor and photomask design and semiconductor production methods could reduce the demand for photomasks. During the early 1990s, certain of these factors contributed to flat demand for photomasks despite increased semiconductor design activity. Although demand for photomasks has increased since late 1993, there can be no assurance that any of the foregoing factors will not have a material adverse effect on the Company's business and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business-- Industry Overview."

FLUCTUATIONS IN QUARTERLY PERFORMANCE

  The Company has experienced fluctuations in its quarterly operating results and it anticipates that such fluctuations will continue and could intensify in the future. Fluctuations in operating results may result in volatility in the price of the Common Stock and the Notes. Operating results may fluctuate as a result of many factors, including size and timing of orders and shipments, loss of significant customers, product mix, technological change, competition, sales of used equipment by the Company (which have widely varying gross margins) and general economic conditions. The Company's customers generally order the Company's products on an as-needed basis, and substantially all of the Company's net sales in any quarter are dependent on orders received during that quarter. Since the Company operates with a limited backlog and the rate of new orders may vary significantly from month to month, the Company's capital expenditures and expense levels are based primarily on sales forecasts. Consequently, if anticipated sales in any quarter do not occur when expected, capital expenditures and expense levels could be disproportionately high, and the Company's operating results would be adversely affected. Due to the foregoing factors, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. In addition, in some future quarter the Company's operating results could be below the expectations of public market analysts and investors, which, in turn, could materially adversely affect the market price of the Common Stock and of the Notes. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 12 of Notes to Consolidated Financial Statements.

RAPID TECHNOLOGICAL CHANGE

  The photomask industry has been and is expected to continue to be characterized by technological change and evolving industry standards. In order to remain competitive, the Company will be required to continually anticipate, respond to and utilize changing technologies. In particular, the Company believes that as semiconductor geometries continue to become smaller, the Company will be required to manufacture optical proximity correction and phase-shift photomasks. These technologies currently are in developmental stages and the Company has not yet manufactured these types of photomasks in significant volume. In addition, demand for photomasks has been and could in the future be adversely affected by changes in methods of semiconductor manufacturing (which could affect the type or quantity of photomasks utilized) or increased market acceptance of alternative methods of transferring circuit designs onto semiconductor wafers which could reduce or eliminate the need for photomasks. If the Company were unable, due to resource, technological or other constraints, to anticipate, respond to or utilize these or other changing technologies, the Company's business and results of operations could be materially adversely affected. See "Business--Research and Development."

CAPITAL INTENSIVE OPERATIONS

  The manufacture of photomasks requires a significant investment in fixed assets. The Company expects that it will be required to continue to make significant capital expenditures in connection with its operations. There can be no assurance that the Company will be able to obtain any additional capital required in connection with such expansion on reasonable terms, or at all, or that any such expansion will not have a material adverse effect on the Company's business and results of operations, particularly during the start-up phase of new operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

DEPENDENCE ON MAJOR CUSTOMERS

  Approximately 26% of the Company's net sales in fiscal 1996 was derived from sales to Texas Instruments Incorporated ("Texas Instruments"). In addition, approximately 19% of net sales in fiscal 1996 was derived from sales to the Company's next four largest customers, but no customer other than Texas Instruments accounted for more than 10% of the Company's net sales in fiscal 1996. Although the Company has purchasing arrangements which assure the Company a specified amount of certain customers' requirements so long as the Company's performance is satisfactory, none of the Company's customers has contracts requiring it to purchase any minimum quantity of photomasks from the Company. Any loss of, or significant reduction in, orders from any of these customers, particularly Texas Instruments, could have a material adverse effect on the Company's business and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business--Customers."

DEPENDENCE ON SUPPLIERS

  The Company relies on a limited number of photomask equipment manufacturers to develop and supply the equipment used in the photomask manufacturing process. Significant manufacturing systems used by the Company usually are built to order and typically have order lead times that can exceed one year. Further, the Company relies on equipment suppliers to develop future generations of manufacturing systems to support the Company's requirements. The inability to obtain equipment when required could have a material adverse affect on the Company's business and results of operations.

  The Company uses high precision quartz photomask blanks, pellicles (which are protective transparent cellulose membranes) and electronic grade chemicals in its manufacturing processes. Any delays or quality problems in connection with significant raw materials, particularly photomask blanks, could cause delays in shipments of photomasks which could adversely affect the Company's business and results of operations. The fluctuation of exchange rates with respect to prices of significant raw materials used in manufacturing also could have a material adverse effect on the Company's business and results of operations, although they have not been material to date. See "Business-- Materials and Supplies."

MANAGEMENT OF EXPANDING OPERATIONS

  The Company recently has experienced rapid expansion of its operations, primarily due to its acquisitions of existing photomask manufacturing operations. The Company may make additional acquisitions in the future. This expansion has placed, and is expected to continue to place, significant demands on the Company's administrative, operational and financial personnel and systems. Managing acquired operations entails numerous operational and financial risks, including difficulties in the assimilation of acquired operations, diversion of management's attention to other business concerns, amortization of acquired intangible assets and potential loss of key employees of acquired operations. Sales of acquired operations also may decline following an acquisition, particularly if there is an overlap of customers served by the Company and the acquired operation, and such customers transition to another vendor in order to ensure a second source of supply. Furthermore, in connection with any future acquisitions, the Company would be required to utilize its cash reserves and/or issue new securities, which could have a dilutive effect on the Company's earnings per share, particularly during the initial integration of the acquired operations into the Company's operations. In addition, the Company has experienced in the past, and could experience in the future, difficulties and delays in ramping up new production facilities. Any failure of the Company to successfully manage its expanding operations could have a material adverse effect on the Company's business and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

COMPETITION

  The photomask industry is highly competitive, and most of the Company's customers utilize more than one photomask supplier. The Company competes primarily with DuPont Photomasks, Inc. ("DuPont") and, to a lesser extent, with other independent photomask suppliers. The Company also competes with semiconductor manufacturers' captive photomask manufacturing operations. The Company expects to face continued competition from these and other suppliers in the future. Certain competitors have substantially greater financial, technical, sales, marketing and other resources than the Company.

  The Company believes that consistency of product quality and timeliness of delivery are the principal factors considered by customers in selecting their photomask suppliers. The inability of the Company to meet these requirements could adversely affect the Company's sales. In the past, competition led to pressure to reduce prices which, the Company believes, contributed to the decrease in the number of independent manufacturers. There can be no assurance that there will not be pressure to reduce prices in the future. See "Business--Competition."

EXPANSION INTO INTERNATIONAL MARKETS

  In fiscal 1996, international sales accounted for approximately 18% of the Company's net sales. The Company believes that achieving significant additional international sales requires it to develop, among other things, a local presence in the markets on which it is focused. Such a strategy requires a significant investment of financial, management, operational and other resources. During fiscal 1996, the Company significantly expanded its operations in international markets by acquiring existing operations in the United Kingdom and Switzerland, establishing manufacturing operations in Singapore and acquiring an equity interest in a photomask manufacturing operation in Korea. In international markets, existing independent photomask suppliers, including, in certain markets, DuPont, have significant local presences and market share. Accordingly, the Company has encountered significant competition which could adversely affect the Company's ability to establish a significant presence in international markets that it targets.

  Operations outside the United States are subject to inherent risks, including fluctuations in exchange rates, political and economic conditions in various countries, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer accounts receivable payment cycles and potentially adverse tax consequences. There can be no assurance that such factors will not have a material adverse effect on the Company's ability to generate sales outside the United States and, consequently, on the Company's business and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business-- Strategy."

DEPENDENCE ON MANAGEMENT AND TECHNICAL PERSONNEL

  The Company's success, in part, depends upon key managerial, engineering and technical personnel, as well as its ability to continue to attract and retain additional personnel. The loss of certain key personnel could have a material adverse effect upon the Company's business and results of operations. There can be no assurance that the Company can retain its key managerial, engineering and technical employees or that it can attract similar additional employees in the future. While the Company believes that it provides competitive compensation and incentive packages, it does not have written employment agreements with employees. See "Business--Employees" and "Management."

SUBORDINATION

  The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of the Company's liquidation or insolvency, a payment default with respect to Senior Indebtedness, a covenant default with respect to Senior Indebtedness or upon acceleration of the Notes due to an event of default, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Company may from time to time incur indebtedness constituting Senior Indebtedness. The Company conducts its operations through its subsidiaries. Accordingly, the Company's ability to meet its cash obligations depends, in part, upon the ability of its subsidiaries to make distributions to the Company, which is and will continue to be restricted by, among other limitations, applicable provisions of law. The Indenture will not restrict the ability of the Company's subsidiaries to incur contractual restrictions on their ability to make distributions to the Company. The right of the Company to participate in the assets of any subsidiary (and thus the ability of holders of the Notes to benefit indirectly from such assets) are generally subject to the prior claims of creditors, including trade creditors, of that subsidiary. The Notes, therefore, will be structurally subordinated to the claims of creditors, including trade creditors, of subsidiaries of the Company. As of May 22, 1997, the Company had $17.0 million of Senior Indebtedness outstanding. After giving effect to the offering of the Notes and the application of net proceeds therefrom, the Company will have approximately $2 million of Senior Indebtedness outstanding. As of May 4, 1997, the Company's subsidiaries had outstanding indebtedness and other liabilities of approximately $40 million (excluding intercompany obligations). See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Description of Notes--Subordination."

LIMITATIONS ON REPURCHASE OF NOTES

  Upon a Change in Control, each holder of Notes will have the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. The Company's repurchase of Notes as a result of the occurrence of a Change of Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including agreements relating to Senior Indebtedness. The Company also may elect to make any payment to holders of Notes upon a Change of Control using shares of Common Stock. See "Description of Notes--Repurchase at Option of Holders Upon a Change of Control."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

  The Notes will be a new issue of securities with no established trading market. Although the Underwriters have advised the Company that they intend to make a market in the Notes, they are not obligated to do so, and any such market making may be discontinued at any time at the sole discretion of any such Underwriter without notice. There can be no assurance that an active market for the Notes will develop and continue upon completion of the offering or that the market price of the Notes will not decline. Various factors could cause the market price of the Notes to fluctuate significantly, including changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness. The trading price of the Notes also could be significantly affected by the market price of the Common Stock, which could be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of technological innovations or new products by the Company in the industry and general economic and market conditions. The Notes will not be listed on any securities exchange or quoted on the Nasdaq Stock Market and will only be traded on the over-the-counter market. See "--Fluctuations in Stock Price" and "Underwriting."

FLUCTUATIONS IN STOCK PRICE

  The trading prices of the Company's Common Stock have fluctuated significantly. The prices at which the Common Stock trades are determined in the marketplace and may be influenced by many factors, including the performance of, and investor expectations for, the Company, including shortfalls in net sales or earnings from levels expected by securities analysts, the trading volume in the Common Stock and general economic and market conditions. In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price and volume fluctuations. This volatility has substantially affected the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of the Company's Common Stock and the Notes. There can be no assurance as to the price at which the Common Stock will trade in the future. See "Price Range of Common Stock."

FORWARD-LOOKING STATEMENTS

  Certain statements contained in this Prospectus, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Reform Act. Such forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and internationally, including in those localities in which the Company operates manufacturing facilities; uncertain demand for photomasks and the cyclical nature of the semiconductor industry; rapid technological changes; competition; the need for capital to fund the expansion of the Company's business; the ability to manage expanding operations; dependence on customers and suppliers; and other factors referenced in this Prospectus, including without limitation, those referenced under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes offered by the Company hereby, after deducting estimated underwriting discounts, commissions and offering expenses payable by the Company, are estimated to be approximately $86.7 million ($99.8 million if the Underwriters' over-allotment option is exercised in full).

  The Company intends to use approximately $15 million of the net proceeds from the offering to repay outstanding borrowings under the Company's revolving line of credit. Such borrowings bear interest at a fluctuating rate which, at April 28, 1997, was 6.6875% per annum, and mature on October 31, 1998. The Company incurred such indebtedness to finance working capital needs during the second quarter of fiscal 1997. After repayment of such borrowings, the revolving credit facility will remain available to the Company for future borrowings thereunder. The Company intends to use the remainder of the net proceeds for general corporate purposes, including capital expenditures. The Company may use a portion of the net proceeds in connection with the possible exercise of options to purchase additional equity in a Korean photomask manufacturer in which the Company has invested and shares of the minority shareholder of the Company's Swiss subsidiary. If the Company were to exercise both options in full, it would utilize aggregate net proceeds of approximately $20 million. In addition, from time to time the Company evaluates and enters into negotiations with respect to potential acquisitions of the equipment and other assets of both captive and independent photomask manufacturers and may, as opportunities become available, make such acquisitions in the future. The foregoing represents the Company's best estimate of the allocation of the net proceeds from this offering based upon current economic and industry conditions and the current state of its business operations and plans. The application of proceeds for any particular purpose will depend on a number of factors, including the timing of expenditures and the availability of funds from operations or other sources. Pending such uses, proceeds will be invested in short-term instruments. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been quoted on The Nasdaq National Market under the symbol "PLAB" since the Company's initial public offering in March 1987. The following table sets forth high and low sales prices for the Common Stock as reported on The Nasdaq National Market for the periods indicated. The Company effected a three-for-two stock split on March 20, 1995, and per share prices prior to such date have been adjusted to reflect such stock split.

                                                                   HIGH   LOW
                                                                  ------ ------
     Fiscal year ended October 31, 1995
       First quarter............................................. $20.50 $16.00
       Second quarter............................................  24.50  19.17
       Third quarter.............................................  36.00  21.75
       Fourth quarter............................................  40.48  25.50
     Fiscal year ended October 31, 1996
       First quarter.............................................  32.75  19.25
       Second quarter............................................  27.50  18.75
       Third quarter.............................................  30.00  19.75
       Fourth quarter............................................  35.00  24.75
     Fiscal year ending November 2, 1997
       First quarter.............................................  40.25  23.50
       Second quarter............................................  38.50  26.25
       Third quarter (through May 22, 1997)......................  47.13  34.63

  On May 22, 1997, the last sale price for the Common Stock as reported on The Nasdaq National Market was $44.813 per share. Based on information available to the Company, the Company believes that it has approximately 7,500 beneficial shareholders.

                                DIVIDEND POLICY

  The Company has not paid any cash dividends to date and, for the foreseeable future, anticipates that earnings will continue to be retained for use in its business. The terms of the Company's financing agreements contain certain financial covenants, including covenants that require the maintenance of minimum net worth and working capital and compliance with ratios of total unsubordinated liabilities to tangible net worth and of accounts receivable and cash to current liabilities, which could have the effect of limiting the payment of dividends.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of February 2, 1997 and as adjusted to give effect to the issuance and sale of $90,000,000 aggregate principal amount of the Notes being offered hereby.

                                                             FEBRUARY 2, 1997
                                                             ------------------
                                                                          AS
                                                              ACTUAL   ADJUSTED
                                                             --------  --------
                                                              (IN THOUSANDS)
Long-term debt:(1)
  Convertible Subordinated Notes............................ $    --   $ 90,000
  Other indebtedness, less current portion(2)...............    2,005     2,005
                                                             --------  --------
    Total long-term debt....................................    2,005    92,005
                                                             --------  --------
Shareholders' equity:
  Preferred Stock, $.01 par value, 2,000,000 shares
   authorized; none issued and outstanding..................      --        --
  Common Stock, $.01 par value, 20,000,000 shares
   authorized; 11,983,744 shares issued;
   and 11,847,244 shares outstanding........................      120       120
  Additional paid-in capital................................   78,084    78,084
  Retained earnings.........................................   79,298    79,298
  Unrealized gains on investments(3)........................    3,230     3,230
  Treasury stock, 136,500 shares at cost....................     (245)     (245)
  Cumulative foreign exchange translation adjustment........      186       186
                                                             --------  --------
    Total shareholders' equity..............................  160,673   160,673
                                                             --------  --------
      Total capitalization.................................. $162,678  $252,678
                                                             ========  ========

--------
(1) See Note 4 of Notes to Consolidated Financial Statements for a description of the Company's long-term debt.
(2) Does not include approximately $15 million that the Company borrowed under its revolving credit facility subsequent to February 2, 1997, which will be repaid with the net proceeds from this offering.
(3) Reflects unrealized gains on the Company's shares in two publicly-held technology companies. See Note 2 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data of the Company as of October 31, 1992, 1993, 1994, 1995 and 1996 and for the years then ended have been derived from the audited consolidated financial statements of the Company. The financial statements as of October 31, 1995 and 1996 and for each of the years in the three year period ended October 31, 1996, and the report of Deloitte & Touche LLP, independent auditors, with respect to such periods, are included elsewhere in this Prospectus. The selected financial data as of February 2, 1997 and for the three months ended January 31, 1996 and February 2, 1997 have been derived from the unaudited financial statements which contain adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial information for such periods. The results of operations for the three months ended February 2, 1997 are not necessarily indicative of the operating results that may be expected for any other period or the full year. The data are qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements and related notes and other financial information appearing elsewhere in this Prospectus or incorporated by reference herein. Beginning with the current fiscal year, the Company has adopted a fiscal year ending on the Sunday closest to October 31.

                                  YEAR ENDED OCTOBER 31,             THREE MONTHS ENDED
                         ----------------------------------------- -----------------------
                                                                   JANUARY 31, FEBRUARY 2,
                          1992    1993    1994     1995     1996      1996        1997
                         ------- ------- ------- -------- -------- ----------- -----------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT
 OF
 EARNINGS DATA:
Net sales............... $41,305 $48,363 $80,696 $125,299 $160,071   $34,668     $40,029
Costs and expenses:
 Cost of sales..........  27,142  32,048  51,204   76,683   98,267    21,252      25,347
 Selling, general and
 administrative.........   5,746   6,580  10,517   17,127   21,079     4,585       5,035
 Research and
 development(1).........   2,549   2,744   4,738    7,899    8,460     1,825       2,302
                         ------- ------- ------- -------- --------   -------     -------
Operating income........   5,868   6,991  14,237   23,590   32,265     7,006       7,345
Interest and other
 income, net(2).........     851     445   1,064    6,252    1,638       545       1,280
                         ------- ------- ------- -------- --------   -------     -------
Income before income
 taxes..................   6,719   7,436  15,301   29,842   33,903     7,551       8,625
Provision for income
 taxes(3)...............   2,352   2,528   4,965   11,210   12,900     2,900       3,300
                         ------- ------- ------- -------- --------   -------     -------
Net income(3)........... $ 4,367 $ 4,908 $10,336 $ 18,632 $ 21,003   $ 4,651     $ 5,325
                         ======= ======= ======= ======== ========   =======     =======
Net income per common
 share(3)(4)............ $  0.55 $  0.59 $  1.03 $   1.66 $   1.74   $  0.39     $  0.44
                         ======= ======= ======= ======== ========   =======     =======
Weighted average number
 of common shares
 outstanding(4).........   7,998   8,372  10,062   11,207   12,101    12,058      12,227
                         ======= ======= ======= ======== ========   =======     =======

                                         OCTOBER 31,
                          ----------------------------------------- FEBRUARY 2,
                           1992    1993    1994     1995     1996      1997
                          ------- ------- ------- -------- -------- -----------
                                             (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Working capital.......... $20,771 $17,577 $32,329 $ 49,653 $ 21,613  $ 16,494
Property, plant and
 equipment...............  25,148  41,585  39,205   72,063  123,666   135,243
Total assets(5)..........  52,026  74,441  98,346  174,218  211,903   209,075
Long-term debt, less
 current portion.........   1,698   1,051     495    1,809    1,987     2,005
Total shareholders'
 equity(5)............... $44,011 $62,626 $80,402 $134,045 $156,417  $160,673

--------
(1) Includes a non-recurring charge of $1.5 million in fiscal 1995 representing amounts assigned to certain research and development projects of Microphase Laboratories, Inc. ("Microphase"), which amounts were expensed at the time of the acquisition.
(2) Includes net gains of $5.1 million and $1.1 million in fiscal 1995 and the three months ended February 2, 1997, respectively, from the sale of investments.
(3) Includes (i) a benefit of $237,000, or $0.02 per share, for fiscal 1994 representing the cumulative effect of the Company adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective November 1, 1993, (ii) approximately $2 million, or $0.16 per share, for fiscal 1995 attributable to an after-tax gain from the sale of equity investments less a non-recurring research and development charge related to the Microphase acquisition and (iii) $0.7 million, or $0.05 per share, for the first quarter of 1997 attributable to an after-tax gain from the sale of equity investments.
(4) Share and per share data reflect a 3-for-2 split effected in March 1995.
(5) Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which the Company adopted effective October 1994, equity investments are included in assets at fair market value and unrealized gains on investments are reported as a separate component of total shareholders' equity. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

  Photronics established itself as a multinational company during fiscal 1996, by acquiring two European operations, opening a new, state-of-the-art manufacturing facility in Singapore and acquiring a minority interest in an independent photomask manufacturer in Korea. These facilities, together with the Company's five United States manufacturing facilities, comprise a global manufacturing network of nine manufacturing facilities supporting semiconductor manufacturers in the Asian, European and North American markets. Net sales to foreign markets increased in each of the last three fiscal years. As a result of the international expansion, the Company expects that net sales to foreign markets will continue to increase.

  European expansion included the acquisition of the photomask manufacturing operations and assets of Plessey Semiconductors Limited ("Plessey") located in Manchester, United Kingdom, on January 24, 1996, and a controlling interest in the Litomask Division ("Litomask") of Centre Suisse d'Electronique et de Microtechnique S.A. ("CSEM") located in Neuchatel, Switzerland, on April 1, 1996 (see Note 6 of Notes to the Consolidated Financial Statements). Individually, neither of these acquisitions had a material effect on the results of operations in fiscal 1996.

  Net sales also have been affected by the increased demand for higher technology photomasks, which have higher average selling prices. To meet this demand and position the Company for future growth, the Company continues to make substantial investments in high-end manufacturing technology and capacity both at existing and new facilities. In addition to the Singapore facility, the Company completed construction of its new state-of-the-art facility in Allen, Texas, to which it relocated its Dallas, Texas operation in the fourth quarter of fiscal 1996. The Company currently is constructing a new manufacturing facility in Manchester, United Kingdom, to which the existing Manchester operations will be relocated during fiscal 1997. A new manufacturing facility near Austin, Texas, which the Company expects will be operational in late fiscal 1997, will be the Company's tenth manufacturing facility.

  The Company acquired the photomask manufacturing operations and assets of Hoya Micro Mask, Inc. ("Micro Mask") in Sunnyvale, California, on December 1, 1994, and Microphase in Colorado Springs, Colorado, on June 20, 1995. The acquisition of Micro Mask contributed significantly to the Company's growth in fiscal 1995 and, to a lesser extent, in fiscal 1996. Except for a non-recurring charge in fiscal 1995 to research and development expenses (see Note 6 of Notes to the Consolidated Financial Statements), the financial results of the new Colorado facility did not have a material effect on the Company's results of operations or financial position.

  The Company has an option to purchase additional equity of PK Limited, an independent Korean photomask manufacturer. If the Company were to acquire a controlling interest, PK Limited's results of operations and financial condition would be included in the Company's financial statements. At December 31, 1996, to the Company's knowledge, PK Limited had total liabilities of $27.4 million, to which the Notes would be effectively subordinated.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items in the Company's Consolidated Statement of Earnings for each period:

                             YEAR ENDED OCTOBER 31,       THREE MONTHS ENDED
                             -------------------------  -----------------------
                                                        JANUARY 31, FEBRUARY 2,
                              1994     1995     1996       1996        1997
                             -------  -------  -------  ----------- -----------
Net sales...................   100.0%   100.0%   100.0%    100.0%      100.0%
Costs and expenses:
 Cost of sales..............    63.4     61.2     61.4      61.3        63.3
 Selling, general and
 administrative.............    13.0     13.7     13.2      13.2        12.6
 Research and                    5.9      6.3      5.3       5.3         5.8
 development(1)............. -------  -------  -------     -----       -----
Operating income............    17.7     18.8     20.1      20.2        18.3
Interest and other income,       1.3      5.0      1.0       1.6         3.2
net(2)...................... -------  -------  -------     -----       -----
Income before income taxes..    19.0     23.8     21.1      21.8        21.5
Provision for income             6.2      8.9      8.0       8.4         8.2
taxes(3).................... -------  -------  -------     -----       -----
Net income(3)...............    12.8%    14.9%    13.1%     13.4%       13.3%
                             =======  =======  =======     =====       =====

--------
(1) Includes a non-recurring charge of $1.5 million, or 1.2% of net sales, in fiscal 1995, representing amounts assigned to certain Microphase research and development projects acquired by the Company, which amounts were expensed by the Company at the time of the acquisition. See Note 6 of Notes to Consolidated Financial Statements.
(2) Includes net gains of $0.8 million, $5.1 million and $1.1 million in fiscal 1994, fiscal 1995 and the first quarter of fiscal 1997, respectively, or 1.0%, 4.1% and 2.6% of net sales, respectively, from the sale by the Company of equity investments.
(3) Includes a benefit from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," of $237,000 for fiscal 1994, or 0.3% of net sales.

THREE MONTHS ENDED FEBRUARY 2, 1997 AND JANUARY 31, 1996

  NET SALES

  Net sales for the three months ended February 2, 1997 increased 15.5% to $40.0 million compared with $34.7 million for the three months ended January 31, 1996. Sales from Photronics' new international manufacturing operations accounted for slightly more than one-half of this increase. The remaining portion of the growth resulted from increased shipments to customers from existing facilities due to the availability of greater manufacturing capability, reflecting the implementation of the Company's capacity expansion program, as well as stronger overall demand.

  COST OF SALES

  Gross profit for the three months ended February 2, 1997 increased 9.4% to $14.7 million compared with $13.4 million for the same period in the prior fiscal year. Gross margin decreased to 36.7% for the three months ended February 2, 1997, as compared with 38.7% in the corresponding period in the prior fiscal year. The increase in gross profit resulted principally from increases in sales volume, both from existing operations in the United States and from new international operations. To allow for increased manufacturing capability, the Company has continued to increase its staffing levels and added to its manufacturing systems, resulting in higher labor and equipment-related costs, including depreciation expense. The lower margins were due primarily to the Company's newly expanded manufacturing base, which was not fully utilized, as well as the inclusion of international operations which generated margins below those generally experienced in the Company's domestic operations. Partially offsetting these increased costs were better margins resulting from a favorable product mix of complex photomasks during the current fiscal year. The Company anticipates that its fixed operating costs will increase in connection with its continuing capacity expansion which it expects to offset with increases in net sales.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

  Selling, general and administrative expenses increased 9.8% to $5.0 million for the three months ended February 2, 1997, compared with $4.6 million for the same period in the prior fiscal year. However, as a percentage of net sales, selling, general and administrative expenses decreased to 12.6% for the three months ended February 2, 1997, compared with 13.2% for the same period in the prior fiscal year. The increases in costs resulting from the addition of the international operations were offset by the absence of a proportionate increase in costs in the U.S. business which have not been significantly different than in the prior year.

  RESEARCH AND DEVELOPMENT

  Research and development expenses for the three months ended February 2, 1997, increased 26.1% to $2.3 million, compared with $1.8 million for the same period in the prior fiscal year. This increase reflects expansion of the Company's research and development organization and an increase in its development efforts which have focused on new high-end, more complex photomasks, including phase shift, optical proximity correction and deep ultra-violet technologies as well as large area photomasks. As a percentage of net sales, research and development expenses increased to 5.8% for the three months ended February 2, 1997, compared with 5.3% in the corresponding prior fiscal period.

  OTHER INCOME

  Interest and other income, net, for the three months ended February 2, 1997, increased to $1.3 million compared with $0.5 million for the same period in the prior fiscal year due principally to a $1.1 million gain from the sale of investment securities, offset in part by a decrease in interest income resulting from lower levels of funds available for investment.

  NET INCOME

  Net income for the three months ended February 2, 1997, increased 14.5% to $5.3 million, or $0.44 per share, compared with $4.7 million, or $0.39 per share, for the same period in the prior fiscal year. Net income in the first quarter of 1997 included $0.7 million, or $0.05 per share, from the gain on the sale of investment securities. The weighted average number of common shares outstanding increased to 12.2 million for the three months ended February 2, 1997, from 12.1 million for the same period in the prior fiscal year principally as a result of the issuance of shares in connection with employee stock option exercises since the first quarter of 1996.

FISCAL YEARS ENDED OCTOBER 31, 1996, 1995 AND 1994

  NET SALES

  Net sales in fiscal 1996 increased 27.8% to $160.1 million compared with net sales of $125.3 million in the prior fiscal year. The majority of the growth was from increased shipments to customers from existing facilities due to greater manufacturing capacity resulting from the Company's capital expansion program, and from increased average selling prices due to a larger proportion of higher technology photomask shipments in fiscal 1996. Approximately 20% of the increase is attributable to the European acquisitions, including sales to Plessey under a long-term supply agreement which was executed in connection with the acquisition. The increase in sales was also favorably affected by the inclusion of a full year's sales for the Company's Colorado and Sunnyvale facilities which were acquired during fiscal 1995 and increased sales from the Company's wholly owned subsidiary, Beta Squared, Inc. ("Beta Squared"). Net sales for fiscal 1995 represented an increase of 55.3% over fiscal 1994 sales of $80.7 million. Approximately one-half of the fiscal 1995 increase was attributable to the inclusion of the Company's new Sunnyvale facility, commencing December 1, 1994. Furthermore, shipments to customers from existing facilities increased due to stronger demand generally and greater manufacturing capacity as the Company implemented its capacity expansion program.

  COST OF SALES

  Cost of sales for fiscal 1996 increased 28.1% to $98.3 million compared to $76.7 million for the prior fiscal year. These increases resulted principally from increases in sales volume, including those resulting from the Company's recent acquisitions. To meet the increased production demands, the Company has increased its staffing levels and manufacturing capacity, resulting in, among other things, increased labor costs, depreciation expense and equipment maintenance costs. As a percentage of net sales, cost of sales increased slightly to 61.4% in fiscal 1996, compared with 61.2% in fiscal 1995. Improvements from higher capacity utilization of the Company's installed equipment base and a more favorable mix of advanced photomasks were offset by the absorption of increased costs resulting from manufacturing capacity expansion and lower margins generally at recently acquired operations, at Beta Squared, and on sales contracted to foreign manufacturing partners. The Company anticipates that its fixed operating costs will increase in connection with its continuing capacity expansion. While cost of sales may increase initially, the Company expects to match these higher costs with continued increases in revenues as the new facilities and equipment progress to a higher level of utilization.

  Cost of sales for fiscal 1995 increased 49.8% over fiscal 1994 cost of sales of $51.2 million. This increase resulted principally from increases in sales volume, including those resulting from the Micro Mask acquisition. Staffing levels were increased to meet production demands and higher employee incentive compensation expenses were incurred as a result of the Company's performance. The addition of manufacturing capacity resulted in increased equipment-related costs, including maintenance and depreciation. However, as a percentage of net sales, cost of sales in fiscal 1995 decreased to 61.2% from 63.4% in fiscal 1994. This improvement was due primarily to the continued higher capacity utilization and greater operating efficiencies afforded by sales volume increases, most notably at the Company's Dallas, Texas, operation which was acquired from Toppan Printronics (USA), Inc. ("Toppan") on October 1, 1993, and a more favorable mix of more complex photomasks.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

  Selling, general and administrative expenses increased 23.1% to $21.1 million in fiscal 1996 compared to $17.1 million in fiscal 1995. Nearly half of the increase was due to the addition of the Company's foreign operations. The remaining increase primarily is attributable to the inclusion of a full year's expenses for the Company's Colorado and Sunnyvale facilities which were acquired during fiscal 1995 and increased staffing levels to accommodate the Company's significant growth, partially offset by lower incentive compensation expense. As a percentage of net sales, selling, general and administrative expenses decreased to 13.2% for fiscal 1996 compared to 13.7% in the prior fiscal year, largely due to the lower level of employee incentive compensation expense in fiscal 1996. Selling, general and administrative expenses in fiscal 1995 increased 62.9% over fiscal 1994 expenses of $10.5 million. This increase was principally due to the inclusion of the Company's Sunnyvale facility and higher employee incentive compensation expenses resulting from the Company's performance. Moreover, increased staffing levels and other associated costs were incurred in the latter part of 1994 and in 1995 to accommodate the Company's business expansion. As a percentage of net sales, selling, general and administrative expenses in fiscal 1995 increased to 13.7% from 13.0% in fiscal 1994.

  RESEARCH AND DEVELOPMENT

  Research and development expenses for fiscal 1996 increased 7.1% to $8.5 million from $7.9 million for the prior fiscal year. In connection with the Microphase acquisition in fiscal 1995, the Company recorded a one-time charge of $1.5 million, representing amounts assigned to certain Microphase research and development projects, principally for the manufacture of large area masks, which were expensed upon acquisition. Excluding this non-recurring charge, research and development expenses for fiscal 1996 increased approximately 32% compared to fiscal 1995. This increase reflects the expansion of the Company's research and development organization and the resulting increase in its development efforts that have focused on new high-end, more complex photomasks utilizing phase shift, optical proximity correction and deep ultra-violet technologies, and on large area photomasks. As a percentage of net sales, excluding the Microphase charge, research and development expenses increased slightly to 5.3% in fiscal 1996 from 5.1% in fiscal 1995. Research and development expenses in fiscal 1995, excluding the Microphase charge, increased approximately 35% over fiscal 1994 expenses of $4.7 million. As a percentage of net sales, research and development expenses, excluding the Microphase charge, declined to 5.1% in fiscal 1995 from 5.9% of net sales in fiscal 1994 because of the substantial increase in net sales.

  OTHER INCOME AND EXPENSE

  Interest income for fiscal 1996 remained fairly constant at $1.6 million. Other income, net, decreased to $197,000 for fiscal 1996 compared to $4.8 million for the prior fiscal year principally due to the $5.1 million net gain from the sales of equity investments during fiscal 1995. Gains on disposition of investments in fiscal 1994 totaled $831,000. Minority interest expense and foreign currency transaction gains or losses were not significant in fiscal 1996.

  INCOME TAXES

  For fiscal 1996, the Company provided Federal, state and foreign income taxes at an estimated combined effective annual tax rate of 38.0% as compared to 37.6% in fiscal 1995 and 34.0% in fiscal 1994. The increase in the Company's estimated tax rate primarily is the result of a decrease in tax-exempt investment income for fiscal 1996. The change in the estimated tax rate from fiscal 1994 to fiscal 1995 was the result of a larger portion of income being subject to the 35% incremental Federal income tax rate and a greater portion of the Company's income being generated in California following the Micro Mask acquisition. In 1994, the Company recognized the cumulative effect of the adoption of SFAS 109, "Accounting for Income Taxes," resulting in a benefit of $237,000, or $0.02 per share.

  NET INCOME

  Net income for fiscal 1996 amounted to $21.0 million, or $1.74 per share, compared with $18.6 million, or $1.66 per share, in fiscal 1995 and $10.3 million, or $1.03 per share, in fiscal 1994. Excluding the non-recurring research and development charge and the net gain from the sale of equity investments in the third quarter of fiscal 1995 which increased prior year net income by approximately $2 million, or $0.16 per share, net income for fiscal 1996 increased approximately 26%. Earnings per share were based on 12.1 million weighted average shares outstanding in fiscal 1996, compared with 11.2 million shares in 1995 and 10.1 million shares in 1994. The increases in weighted average shares outstanding in fiscal 1996 and 1995 principally are the result of a public offering of 1.5 million shares in April and May 1995 and the issuance of approximately 100,000 shares in connection with the Microphase acquisition in June 1995. All share and earnings per share amounts reflect a three-for-two stock split effected in March 1995.

QUARTERLY RESULTS

  The following tables present unaudited quarterly consolidated financial data for each of the eight quarters in the period ended October 31, 1996 and for the fiscal quarter ended February 2, 1997 and such data as a percentage of net sales. This data has been prepared on a basis consistent with the audited consolidated financial statements appearing elsewhere in this Prospectus, and in the opinion of management, includes all necessary adjustments (consisting only of normal recurring adjustments) to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company and notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter are not necessarily indicative of results to be expected for any future period.

                                                                                                               FISCAL 1997
                                      FISCAL 1995                                 FISCAL 1996                  THREE MONTHS
                                   THREE MONTHS ENDED                          THREE MONTHS ENDED                 ENDED
                       ------------------------------------------- ------------------------------------------- ------------
                       JANUARY 31, APRIL 30, JULY 31,  OCTOBER 31, JANUARY 31, APRIL 30, JULY 31,  OCTOBER 31, FEBRUARY 2,
                          1995       1995      1995       1995        1996       1996      1996       1996         1997
                       ----------- --------- --------  ----------- ----------- --------- --------  ----------- ------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............    $26,176    $30,037  $32,854     $36,232     $34,668    $40,514  $42,677     $42,212     $40,029
Costs and expenses:
 Cost of sales.......     16,417     18,422   20,015      21,829      21,252     24,811   26,249      25,955      25,347
 Selling, general and
  administrative.....      3,543      4,104    4,489       4,991       4,585      5,447    5,587       5,460       5,035
 Research and
  development(1).....      1,348      1,595    3,177       1,779       1,825      2,123    2,218       2,294       2,302
                         -------    -------  -------     -------     -------    -------  -------     -------     -------
Operating income.....      4,868      5,916    5,173       7,633       7,006      8,133    8,623       8,503       7,345
Interest and other
 income, net(2)......        334        179    5,187         552         545        334      290         469       1,280
                         -------    -------  -------     -------     -------    -------  -------     -------     -------
Income before income
 taxes...............      5,202      6,095   10,360       8,185       7,551      8,467    8,913       8,972       8,625
Provision for income
 taxes...............      1,935      2,275    3,900       3,100       2,900      3,200    3,400       3,400       3,300
                         -------    -------  -------     -------     -------    -------  -------     -------     -------
Net income(3)........    $ 3,267    $ 3,820  $ 6,460     $ 5,085     $ 4,651    $ 5,267  $ 5,513     $ 5,572     $ 5,325
                         =======    =======  =======     =======     =======    =======  =======     =======     =======
Net income per common
 share(3)............    $  0.32    $  0.36  $  0.54     $  0.42     $  0.39    $  0.44  $  0.46     $  0.46     $  0.44
                         =======    =======  =======     =======     =======    =======  =======     =======     =======
Weighted average
 number of common
 shares outstanding..     10,256     10,513   11,945      12,113      12,058     12,048   12,111      12,196      12,227
                         =======    =======  =======     =======     =======    =======  =======     =======     =======
Net sales............      100.0%     100.0%   100.0%      100.0%      100.0%     100.0%   100.0%      100.0%      100.0%
Costs and expenses:
 Cost of sales.......       62.7       61.3     60.9        60.2        61.3       61.2     61.5        61.5        63.3
 Selling, general and
  administrative.....       13.5       13.7     13.7        13.8        13.2       13.4     13.1        12.9        12.6
 Research and
  development(1).....        5.2        5.3      9.7         4.9         5.3        5.3      5.2         5.5         5.8
                         -------    -------  -------     -------     -------    -------  -------     -------     -------
Operating income.....       18.6       19.7     15.7        21.1        20.2       20.1     20.2        20.1        18.3
Interest and other
 income, net(2)......        1.3        0.6     15.8         1.5         1.6        0.8      0.7         1.1         3.2
                         -------    -------  -------     -------     -------    -------  -------     -------     -------
Income before income
 taxes...............       19.9       20.3     31.5        22.6        21.8       20.9     20.9        21.2        21.5
Provision for income
 taxes...............        7.4        7.6     11.8         8.6         8.4        7.9      8.0         8.0         8.2
                         -------    -------  -------     -------     -------    -------  -------     -------     -------
Net income...........       12.5%      12.7%    19.7%       14.0%       13.4%      13.0%    12.9%       13.2%       13.3%
                         =======    =======  =======     =======     =======    =======  =======     =======     =======

--------
(1) Includes a non-recurring charge of $1.5 million, or 4.6% of net sales, in the three months ended July 31, 1995, representing amounts attributed to certain Microphase research and development projects, which were expensed at the time of the Microphase acquisition.
(2) Includes net gains of $0.4 million, $4.7 million and $1.1 million in the three months ended January 31, 1995, July 31, 1995 and February 2, 1997, respectively, or 1.5%, 14.3% and 2.6%, respectively, of net sales for such periods from the sale of equity investments.
(3) Includes (i) approximately $2 million, or $0.16 per share, in the third quarter of fiscal 1995 attributable to the sale of equity investments less the non-recurring research and development charge and (ii) $0.7 million, or $0.05 per share, attributable to the sale of equity investments in the first quarter of fiscal 1997.

  In the past, the Company has experienced fluctuations in its quarterly operating results and it anticipates that such fluctuations will continue and could intensify in the future. Operating results may fluctuate as a result of many factors, including size and timing of orders and shipments, product mix, sales of equipment (which have widely varying gross margins), technological change, competition, loss of significant customers and general economic conditions. The Company's customers generally order the Company's products on an as-needed basis, and substantially all of the Company's net sales in any quarter are dependent on orders received during the quarter. Since the Company operates with a limited backlog and the rate of new orders may vary significantly from month to month, the Company's capital expenditures and overhead expense levels are based primarily on sales forecasts. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, capital expenditures and overhead expense levels could be disproportionately high and the Company's operating results would be adversely affected. In addition, substantially all of the Company's net sales are derived from customers in the semiconductor industry. This industry is highly cyclical and has been characterized by periodic downturns, which in some cases have had severe effects on suppliers to the industry. There can be no assurance that any of the foregoing factors will not have a material adverse effect on the Company's business and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's cash, cash equivalents and short-term investments decreased $25.2 million during fiscal 1996, largely as a result of $55.8 million of capital expenditures for building construction and equipment purchases in connection with the Company's expansion of manufacturing capacity and $12.4 million for the acquisitions of the photomask manufacturing operations and assets of Plessey and Litomask and the investment in PK Limited. Offsetting these decreases during fiscal 1996 were cash provided by operating activities totaling $38.6 million, $2.8 million from sales of stock under employee stock option and purchase plans and the receipt of approximately $1.0 million of local government financial incentives to be utilized for the Company's new Manchester operation. Cash, cash equivalents and short-term investments decreased $13.7 million during the three months ended February 2, 1997, largely as a result of funding $15.7 million of capital expenditures for equipment and construction in progress in connection with the Company's expansion of manufacturing capacity.

  Accounts receivable increased to $24.8 million at October 31, 1996 from $17.9 million at October 31, 1995, primarily as a result of higher year-end sales levels, including sales by the new foreign operations, and slower collections generally. Accounts receivable increased only slightly during the first quarter of fiscal 1997. Inventories increased to $8.0 million at October 31, 1996 from $6.4 million at October 31, 1995, primarily due to general increases to accommodate the escalating sales volume and the addition of the foreign facilities. Inventories increased $1.1 million, or 14.0%, from October 31, 1996 to $9.1 million at February 2, 1997, as a result of the purchase of several machines for refurbishment and resale during the quarter by Beta Squared. Other current assets increased to $6.2 million at October 31, 1996, from $3.4 million at October 31, 1995, primarily due to an increase in prepaid income taxes and prepaid expenses at the newly acquired foreign operations.

  Property, plant and equipment increased to $135.2 million at February 2, 1997 and to $123.7 million at October 31, 1996, from $72.1 million at October 31, 1995. Deposits on and purchases of equipment, building construction at the new Allen, Texas and Singapore facilities, and construction in progress on the new Manchester and Austin, Texas facilities totaled $55.8 million and $15.7 million in fiscal 1996 and during the three months ended February 2, 1997, respectively, and fixed assets totaling $8.1 million were acquired in connection with the Plessey and Litomask acquisitions in fiscal 1996. These increases were offset by depreciation expense totaling $12.1 million and $4.2 million in fiscal 1996 and the first quarter of fiscal 1997, respectively. Decreases in intangible assets from $10.3 million at October 31, 1995 to $9.3 million at October 31, 1996 and to $9.0 million at February 2, 1997 was due primarily to amortization expense during the applicable periods.

  Investments increased to $13.2 million at October 31, 1996, from $12.3 million at October 31, 1995, due to the Company's investment in PK Limited, offset by a decrease in the fair values of the

Company's available-for-sale investments during fiscal 1996. Investments decreased to $10.4 million at February 2, 1997, due to the sale of certain investment securities as well as the net decrease in the fair value of investment securities during the period.

  Accounts payable increased to $34.2 million at October 31, 1996, from $17.9 million at October 31, 1995, primarily due to increased payables related to the completion of new facilities during the fourth quarter, recent major equipment purchases, the addition of the foreign operations and a higher level of purchases generally due to the Company's growth. Accounts payable decreased $4.2 million from October 31, 1996 to $29.9 million at February 2, 1997, due to payments made of unusually high payables at October 31, 1996 which had resulted from the acceptance of significant equipment purchases at the end of fiscal 1996. Accrued salaries and wages and other accrued liabilities decreased to $9.8 million at October 31, 1996, from $11.9 million at October 31, 1995. This decrease is largely attributable to the settlement of fees in connection with the conclusion of several of the Company's expansion projects, together with lower sales, use and property tax liabilities because of the resolution of related assessments. Accrued salaries and wages and other accrued liabilities decreased to $7.8 million at February 2, 1997, largely as a result of payments for fiscal 1996 incentive compensation and timing of other expenses.

  The Company has amended its revolving credit facility to permit borrowings of up to $30.0 million at any time through October 31, 1998. All amounts outstanding at October 31, 1998 will be due and payable on such date. Borrowings under the revolving credit facility will be guaranteed by the Company's domestic subsidiaries and secured by the pledge of up to two-thirds of the capital stock of its foreign subsidiaries.

  The Company did not incur any long-term debt during 1996. Changes in long-term debt are due to the imputation of interest on the obligation incurred in connection with the Micro Mask acquisition. Deferred income taxes decreased from $8.3 million at October 31, 1995 to $7.5 million at October 31, 1996 and to $6.6 million at February 2, 1997, largely due to a reduction in unrealized gains on investments. Other liabilities increased to $2.1 million at October 31, 1996, from $265,000 at October 31, 1995, principally due to financial incentives received in connection with the Company's new Manchester operations and minority interest associated with the Company's Swiss subsidiary.

  The Company's commitments represent on-going investments in additional manufacturing capacity as well as advanced equipment for research and development of the next generation of higher technology, more complex photomasks. At February 2, 1997, the Company had commitments outstanding for capital expenditures of approximately $62 million. Additional commitments are expected to be incurred during fiscal 1997. Subsequent to the end of the first quarter of fiscal 1997, the Company utilized its revolving credit facility and, at May 22, 1997, approximately $15 million was outstanding. The Company believes that its currently available resources, together with its capacity for substantial growth and its accessibility to other debt and equity financing sources, are sufficient to satisfy its cash requirements for the foreseeable future.

EFFECT OF NEW ACCOUNTING STANDARD

  In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share," which establishes new standards for the computation and disclosure of earnings per share ("EPS"). The new statement requires dual presentation of "basic" EPS and "diluted" EPS. Basic EPS is based on the weighted average number of common shares outstanding for the period, excluding any dilutive common share equivalents. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The Company cannot adopt SFAS 128 until the first quarter of fiscal year 1998. The effect of SFAS 128, had it been adopted beginning in fiscal year 1994, would have been to present basic EPS that would have been greater than EPS actually reported by $0.03 in fiscal year 1994; $0.07 in 1995; $0.05 in 1996; and $0.01 for the first quarter of 1996 and for the first quarter of 1997. The presentation of diluted EPS would have been the same as EPS actually reported for the respective periods.

                                   BUSINESS

  Photronics is a leading manufacturer of photomasks, which are used primarily by the semiconductor industry in the manufacture of integrated circuits. A photomask is a high precision photographic quartz plate that is used as a master to transfer microscopic circuit patterns onto semiconductor wafers during the fabrication of integrated circuits. Based upon available market information, the Company believes that it has a larger share of the United States market for photomasks than any other photomask manufacturer and is one of the largest photomask manufacturers in the world.

  During 1996, the Company focused on developing a global network and enhancing its technological and manufacturing capabilities by expanding its existing facilities and acquiring or establishing new manufacturing operations. The Company transferred its Dallas, Texas operations to a new, advanced manufacturing facility in Allen, Texas and began construction of another facility in Austin, Texas that the Company expects will begin operations by late 1997. The Company established manufacturing operations outside the United States by acquiring facilities in the United Kingdom and Switzerland, constructing a state-of-the-art manufacturing facility in Singapore and acquiring an equity interest in PK Limited, a Korean photomask manufacturer. As a result of these efforts and its continuing investment in sophisticated manufacturing equipment, the Company believes that its manufacturing capacity is among the largest and most advanced in the industry.

INDUSTRY OVERVIEW

  Photomasks are used to transfer circuit patterns onto semiconductor wafers during the fabrication of integrated circuits and, to a lesser extent, other types of electronic components. Each integrated circuit design consists of a series of separate patterns, each of which is imaged onto a different photomask. The resulting series of photomasks then is used to successively layer the circuit patterns onto the semiconductor wafer. The manufacture of modern photomasks requires the use of advanced cleanrooms and sophisticated lithography, inspection, repair and process systems as well as complex data handling capabilities.

  VLSI Research Inc. estimates that worldwide photomask sales exceeded $1.7 billion in 1996 and projects a compound annual growth rate of approximately 17% through 2001. These amounts include sales by both independent manufacturers and captives, which are semiconductor manufacturers that produce photomasks almost exclusively for their own use. Since the mid-1980s, there has been a trend in the United States and Europe towards the divestiture or closing of captive photomask operations by semiconductor manufacturers and an increase in the share of the market served by independent manufacturers. The Company believes that this trend is attributable to an increase in the complexity of integrated circuit devices and resultant increases in the complexity of photomasks necessary to produce such circuits. These developments have increased substantially the capital requirements and costs related to photomask operations, making it no longer cost effective in many cases for semiconductor manufacturers to maintain captive photomask operations. At the same time, due in part to these increasing capital requirements and competitive pressures, the number of significant independent manufacturers in the United States and Europe decreased from approximately 14 in the mid-1980s to four in 1996.

  The Company believes that increased photomask demand reflects increased semiconductor design activity and is only indirectly affected by changes in semiconductor sales volumes. Increased design activity has been stimulated by both the rapid development of new generation semiconductor designs and the proliferation of application-specific integrated circuits. In addition, the Company believes the following factors have affected and will continue to affect the photomask industry:

  . Proliferation of Semiconductor Applications. Semiconductor devices of all types continue to be incorporated into new products, including cellular telephones, pagers, automobiles, medical products, household appliances and other electronic consumer products. These applications are function specific and typically require new integrated circuit designs and corresponding sets of photomasks. In addition, the demand for semiconductor devices from traditional markets such as computer systems is growing significantly as semiconductor content in electronic systems increases and as the market for personal computers and other electronic systems expands.

  . Increasing Device Complexity. Semiconductor manufacturers and designers continue to increase the complexity of integrated circuits which has led to a corresponding increase in the complexity and number of photomasks required in the manufacture of an integrated circuit. For example, a typical 64 Mbit DRAM uses 23 photomasks compared to 14 photomasks for an older generation 1 Mbit DRAM.

  . Limited High-End Photomask Manufacturing Capacity. High-end photomasks typically require more advanced manufacturing systems and processes. These systems generally are significantly more expensive than prior generation systems, and photomasks requiring these advanced systems are usually more expensive to produce. The Company believes that only a limited number of photomask manufacturers throughout the world currently have the capacity to produce high-end photomasks in significant volume.

  . New Advanced Semiconductor Manufacturing Facilities. In response to the increasing demand for integrated circuits, semiconductor manufacturers have added, or announced the addition of, a significant number of new state-of-the-art manufacturing facilities. These facilities are likely to require the most advanced photomasks.

  . Limited Technological Capabilities. As semiconductor manufacturers continue to increase the complexity of integrated circuits, they have encountered technological limitations in their installed equipment base. One solution to these limitations has been to incorporate advanced lithographic techniques into the design of photomasks. These advanced photomasks, generally known as phase-shift and optical proximity correction (OPC) photomasks, are among the most difficult and expensive photomasks to manufacture, and only a small number of photomask manufacturers have the expertise and the sophisticated equipment to manufacture such photomasks.

STRATEGY

  The Company's strategy to expand its position as a leader in the manufacture of photomasks consists of the following elements:

  . Maintain Technological Leadership. Maintaining technological leadership in photomask manufacture is important to the Company's long-term success. The Company invests in state-of-the-art manufacturing systems and facilities to support advanced technological and high volume demands. The Company will continue to devote significant resources to the development of technologies for the manufacture of advanced photomasks, including optical proximity correction and phase-shift photomasks, which are designed to improve circuit image resolution on a semiconductor wafer.

  . Ensure Strong Customer Relationships. Critical to the Company's position as an industry leader is developing and maintaining high levels of customer satisfaction. Because each photomask is specific to a particular circuit design and customers expect rapid delivery, the Company believes that consistency of product quality and timeliness of delivery are critical to its success. The Company has invested in the facilities and personnel necessary to expeditiously handle incoming customer designs and works closely with each customer to ensure that the customer's specifications are properly reflected in the final product. In addition, the Company has entered into arrangements with certain key customers under which the Company is designated a preferred supplier and the customer is assured a level of priority access to the Company's manufacturing capabilities.

  . Leverage Strategically Located Manufacturing Facilities. The Company believes that in certain markets proximity to customers is an important competitive factor. In order to accelerate delivery times and respond to customer demands, the Company has established multiple manufacturing facilities in key locations. The Company's manufacturing network now includes five facilities in the United States (with a sixth under construction) as well as facilities in Singapore, Switzerland and the United Kingdom. The Company also has an option to increase its equity ownership of a manufacturing operation in Korea. The Company continually evaluates new markets and acquisition opportunities to support its customers.

  . Provide Global Solution. As the semiconductor industry becomes increasingly global, the ability to satisfy a customer's requirements in multiple markets throughout the world can improve a manufacturer's market position. The Company has established manufacturing operations in Europe and Asia in order to achieve this objective and can support an individual customer's requirements across many markets.

MANUFACTURING TECHNOLOGY

  The Company's photomasks are manufactured in accordance with circuit designs provided on a confidential basis by its customers. The typical manufacturing process for one of the Company's photomasks involves receipt and conversion of circuit design data to manufacturing pattern data. This manufacturing data is then used to control the lithography system that exposes the circuit pattern onto the photomask blank. The exposed areas are dissolved and etched to produce that pattern on the photomask. The photomask is inspected for defects and conformity to the customer design data, any defects are repaired, any required pellicles (or protective membranes) are applied and, after final cleaning, the photomask is shipped to the customer.

  The Company currently supports customers across the full spectrum of integrated circuit production technologies by manufacturing photomasks using electron beam or laser-based technologies and, to a significantly lesser degree, optical-based technologies. Laser-based or electron beam systems are the predominant technologies used for photomask manufacturing. Such technologies are capable of producing the finer line resolution, tighter overlay and larger die size for the larger and more complex circuits currently being designed. Laser and electron beam generated photomasks can be used with the most advanced processing techniques to produce VLSI (very large scale integrated circuit) devices. The Company currently owns a number of laser writing systems and electron beam systems and has committed to purchase additional advanced systems in order to maintain technological leadership. Compared to laser or electron beam generated photomasks, the production of photomasks by the optical method is less expensive, but also less precise. The optical method traditionally is used on less complex and lower priced photomasks.

  The first several levels of photomasks frequently are required to be delivered by the Company within 24 hours from the time it receives a customer's design. The ability to manufacture high quality photomasks within short time periods is dependent upon efficient manufacturing methods, high yields and high equipment reliability. The Company believes that it meets these requirements and has made significant investments in manufacturing and data processing systems and statistical process control methods to optimize the manufacturing process and reduce cycle times.

  Quality control is an integral part of the photomask manufacturing process. Photomasks are manufactured in temperature, humidity and particulate controlled cleanrooms because of the high level of precision, quality and yields required. Each photomask is inspected several times during the manufacturing process to ensure compliance with customer specifications. The Company has made a substantial investment in equipment to inspect and repair photomasks and to ensure that customer specifications are met. After inspection and any necessary repair, the Company utilizes technological processes to clean the photomasks prior to shipment.

SALES AND MARKETING

  The market for photomasks primarily consists of semiconductor manufacturers and designers, both domestic and international, including manufacturers that have the capability to manufacture photomasks. Generally, the Company and each of its customers engage in a qualification and correlation process before the Company becomes an approved supplier. Thereafter, the Company typically negotiates pricing parameters for a customer's orders based on the customer's specifications in order to expedite the placement of individual purchase orders. Some of these prices may remain in effect for an extended period. The Company also negotiates prices, and occasionally enters into purchase arrangements, based on the understanding that, so long as the Company's performance is competitive, the Company will receive a specified percentage of that customer's photomask requirements.

  The Company conducts its sales and marketing activities through a staff of full-time sales personnel and customer service representatives who work closely with the Company's general management and technical personnel. In addition to the sales personnel at the Company's manufacturing facilities in Brookfield, Connecticut; Milpitas and Sunnyvale, California; Colorado Springs, Colorado; Allen, Texas; Manchester, United Kingdom; Neuchatel, Switzerland and Singapore, the Company has sales offices in Carlsbad, California; Austin, Texas; Raleigh, North Carolina; Hillsboro, Oregon; Lancaster, United Kingdom; and Taiwan.

  The Company supports international customers through both its domestic and foreign facilities. The Company also has sub-contract manufacturing arrangements in Taiwan. The Company considers its presence in international markets important to attracting new customers, providing global solutions to its existing customers and serving customers that utilize manufacturing foundries outside of the United States, principally in Asia. Current customers include companies in Australia, Canada, Germany, Italy, Japan, Singapore, Switzerland, Taiwan and the United Kingdom. For a statement of the amount of net sales, operating income or loss, and assets attributable to each of the Company's geographic areas of operations, see Note 13 of Notes to the Consolidated Financial Statements.

EQUIPMENT SALES AND SERVICES

  In addition to the manufacture of photomasks, the Company, through its wholly-owned subsidiary, Beta Squared, manufactures, sells and services a wafer plasma etching system used in the processing of semiconductor wafers. The original system was developed by Texas Instruments which licensed to Beta Squared the right to manufacture and sell the system. Beta Squared also sells refurbished semiconductor manufacturing equipment, engineering services and replacement parts and field service for such equipment on a third-party basis. Such activities represented approximately 5% of the Company's net sales during fiscal 1996.

CUSTOMERS

  The Company primarily sells its products to leading semiconductor manufacturers. The Company's largest customers during fiscal 1996 included the following:

  Advanced Micro Devices, Inc.       Micron Technology, Inc.
  Analog Devices, Inc.               Motorola, Inc.
  Atmel Corporation                  National Semiconductor Corporation
  Chartered Semiconductor            Orbit Semiconductor Inc.
   Manufacturing, Ltd.               Philips N.V.
  Cirrus Logic, Inc.                 Plessey Semiconductors Limited
  Cypress Semiconductor Corporation  Symbios Logic Inc.
  Digital Equipment Corporation      Texas Instruments Incorporated
  Integrated Device Technology, Inc. Unitrode Corp.
  LSI Logic Corp.                    VLSI Technology Inc.
                                     Zilog, Inc.

  The Company has continually expanded its customer base and, during fiscal 1996, sold its products and services to approximately 400 customers. The Company assumed an agreement with Texas Instruments as part of the acquisition of the Dallas, Texas operation in fiscal 1993 and, as a result, Texas Instruments became a more significant customer of the Company. In fiscal 1996, sales to Texas Instruments represented approximately 26% of net sales, and the loss of Texas Instruments or a significant decrease in the amount of the purchases by Texas Instruments from the Company would have a material adverse effect on the Company. The agreement with Texas Instruments continues until March 31, 2000 and provides that the Company will be Texas Instruments' principal photomask supplier in the United States and Europe so long as the Company's price, quality, service and delivery are competitive. The agreement also requires the Company to ensure that prices charged to Texas Instruments are not less favorable than those otherwise extended by the Company to other customers with similar specifications, volume, delivery and other requirements. During fiscal 1996, no single customer other than Texas Instruments accounted for more than 10% of the Company's net sales. The Company's five largest customers, in the aggregate, accounted for approximately 45% of net sales in fiscal 1996.

RESEARCH AND DEVELOPMENT

  The Company conducts ongoing research and development programs intended to maintain the Company's leadership in technology and manufacturing efficiency. Since fiscal 1994, the Company has increased its investment in research and development activities and current efforts include deep ultraviolet, phase-shift and optical proximity correction photomasks for advanced semiconductor manufacturing. Phase-shift and optical proximity correction photomasks use advanced lithography techniques for enhanced resolutions of images on a semiconductor wafer. The Company incurred expenses of $4.7 million, $7.9 million (including a non-recurring charge of $1.5 million) and $8.5 million for research and development in fiscal 1994, 1995 and 1996, respectively. While the Company believes that it possesses valuable proprietary information and has received licenses under certain patents, the Company does not believe that patents are a material factor in the photomask manufacturing business and it holds only one patent.

MATERIALS AND SUPPLIES

  Raw materials utilized by the Company generally include high precision quartz plates, which are used as photomask blanks, primarily obtained from Japanese suppliers (including Toppan Printing Co., the parent of Toppan ("Toppan Printing"), and Hoya Corporation ("Hoya")), pellicles (which are protective transparent cellulose membranes) and electronic grade chemicals used in the manufacturing process. Such materials are generally available from a number of suppliers and the Company is not dependent on any one supplier for its raw materials. The Company believes that its utilization of a broad range of suppliers enables it to access the most advanced material technology available. The Company has established purchasing arrangements with each of Toppan and Hoya and it is expected that the Company will purchase substantially all of its photomask blanks from Toppan and Hoya so long as their price, quality, delivery and service are competitive.

  The Company relies on a limited number of equipment suppliers to develop and supply the equipment used in the photomask manufacturing process. Although the Company has been able to obtain equipment on a timely basis, the inability to obtain equipment when required could adversely affect the Company's business and results of operations. The Company also relies on these suppliers to develop future generations of manufacturing systems to support the Company's requirements.

BACKLOG

  The first several levels of photomasks for a circuit frequently are required to be shipped within 24 hours of receiving a customer's design. Because of the short period between order and shipment dates (typically from one day to two weeks) for the principal portion of the Company's sales, the dollar amount of current backlog is not considered to be a reliable indication of future sales volume.

COMPETITION

  The photomask industry is highly competitive and most of the Company's customers utilize more than one photomask supplier. The Company's ability to compete primarily depends upon the consistency of product quality and timeliness of delivery, as well as pricing, technical capability and service. The Company also believes that proximity to customers is an important factor in certain markets. Certain competitors have considerably greater financial and other resources than the Company. The Company believes that it is able to compete effectively because of its dedication to customer service, its investment in state-of-the-art photomask equipment and its experienced technical employees.

  There has been a decrease since the mid-1980s in the number of independent manufacturers as a result of independents being acquired or discontinuing operations. The Company believes that entry into the market by a new independent manufacturer would require a major investment of capital, a significant period of time to establish a commercially viable operation and additional time to attain meaningful market share and achieve profitability. In the past, competition and relatively flat demand led to pressure to reduce prices which the Company believes contributed to the decrease in the number of independent manufacturers. Although independent photomask manufacturers have experienced increased demand since late 1993, there can be no assurance that past trends in pricing and demand will not re-emerge.

  Based upon available market information, the Company believes that it has a larger share of the United States market than any other photomask manufacturer and is one of the largest photomask manufacturers in the world. Competitors in the United States include DuPont and Align-Rite; and in international markets, Dai Nippon Printing, Toppan, Hoya, DuPont, Taiwan Mask Corp., Innova, Align-Rite and Compugraphics. In addition, some of the Company's customers possess their own captive facilities for manufacturing photomasks and certain semiconductor manufacturers market their photomask manufacturing services to outside customers as well as to their internal organization.

EMPLOYEES

  As of April 1, 1997, the Company employed approximately 900 persons on a full-time basis. The Company believes that it offers competitive compensation and other benefits and that its employee relations are good. Except for employees in the United Kingdom, none of the Company's employees is represented by a union.

PROPERTY

  The Company's properties include buildings in which the Company currently conducts manufacturing operations or is constructing facilities for future manufacturing operations. The following table presents certain information about the Company's manufacturing facilities.

                                           FACILITY
                                             SIZE
                                             (SQ.   TYPE OF
      LOCATION                               FT.)   INTEREST
      --------                             -------- --------
      Brookfield, Connecticut               19,600    Owned
      (Building #1)
      Brookfield, Connecticut               20,000   Leased
      (Building #2)
      Milpitas, California                  49,000   Leased
      (2 buildings)
      Sunnyvale, California                 40,000    Owned
      (3 buildings)
      Colorado Springs, Colorado            27,000   Leased
      Allen, Texas                          60,000    Owned
      Austin, Texas                         50,000    Owned
      (under construction)
      Manchester, United Kingdom            13,000   Leased
      (current facility)
      Manchester, United Kingdom            42,000    Owned
      (new facility under construction to
      replace current facility)
      Neuchatel, Switzerland                 7,000   Leased
      Singapore                             20,000   Leased

  Lease terms range from less than one year, for facilities from which the Company is planning to relocate operations, to up to five years, with options to renew for certain facilities. In addition, the Company leases office space in Jupiter, Florida; Austin, Texas; Carlsbad, California; Hillsboro, Oregon and certain property adjacent to its facilities in Brookfield, Connecticut. During fiscal 1996, the Company leased real property at an aggregate annual rental of $2.3 million and leased equipment at an aggregate annual rental of $3.3 million.

  The leased properties in Brookfield, Connecticut are leased from entities controlled by Constantine S. Macricostas under fixed lease rates which were determined by reference to fair market value rates at the beginning of the respective lease term. Mr. Macricostas is the Chairman of the Board, Chief Executive Officer and a director of the Company.

  Other than new manufacturing facilities or systems which had not yet been placed into service, the Company believes that it substantially utilized its facilities during fiscal 1996.

LEGAL PROCEEDINGS

  The Company is not a party to any material pending legal proceedings, nor is the property of the Company subject to any such proceedings.

                                  MANAGEMENT

  The names of the officers and directors of the Company are set forth below, together with the positions held by each person in the Company and their ages as of April 24, 1997. All officers are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

NAME                    AGE                       POSITION
----                    --- ----------------------------------------------------
Constantine S.           61 Chairman of the Board, Chief Executive Officer
Macricostas                  and Director
Michael J. Yomazzo       54 President, Chief Operating Officer and Director
Jeffrey P. Moonan        41 Senior Vice President, General Counsel and Secretary
Robert J. Bollo          52 Vice President--Finance and Chief Financial Officer
David C. Heilman         58 Senior Vice President--Sales and Marketing
James Northup            36 Senior Vice President--Operations
Jack P. Moneta           54 Senior Vice President--Business Development
Walter M. Fiederowicz    50 Director
Joseph A. Fiorita, Jr.   52 Director
Yukio Tagawa             59 Director

  The terms of the Company's revolving credit facility specify that if Mr. Macricostas ceases to maintain day-to-day control of the Company, Mr. Yomazzo, or another replacement acceptable to the bank, must assume such duties, otherwise the Company may be declared in default.

For the past five years each of the officers and directors of the Company has held the office shown, except as follows:

  Constantine S. Macricostas, a founder of the Company, served as Treasurer and Chief Financial Officer of the Company from 1974 until September 1987 and as President from 1974 until November 1990. Mr. Macricostas also serves as a Director of Nutmeg Federal Savings and Loan Association and The DII Group, Inc. (a provider of integrated electronic manufacturing products and services).

  Michael J. Yomazzo has served as President and Chief Operating Officer since January 1994. From November 1990 until January 1994, he served as Executive Vice President; from July 1989 until November 1990, he served as Senior Vice President--Finance and Planning and since 1977, he has served as a Vice President of the Company with responsibilities which have included finance, sales and marketing.

  Jeffrey P. Moonan has served as Senior Vice President since January 1994 and General Counsel and Secretary since July 1988. From July 1989 until January 1994, he served as Vice President/ Administration.

  Robert J. Bollo has served as Vice President--Finance and Chief Financial Officer since November 1994. From August 1994 to November 1994, he served as Director of Finance. From April 1992 to July 1994, he was a Principal of CFO Associates, Inc., a financial management firm. Prior to April 1992, he was with Kollmorgen Corporation, serving as a Vice President since January 1990 and Controller and Chief Accounting Officer from February 1985 until January 1990.

  David C. Heilman has served as Senior Vice President--Sales and Marketing since November 1996. From September 1993 until November 1996, he served as Vice President--Sales and Marketing. Prior to joining the Company, he served in various capacities for more than five years with DuPont Photomasks, Inc., including as Executive Vice President and Chief Operating Officer, Vice President, Sales and Marketing and most recently as General Manager of DuPont's Kokomo, Indiana facility.

  James Northup has served as Senior Vice President--Operations since November 1996. From May 1995 until November 1996, Mr. Northup served as Vice President--California, Connecticut and Colorado Operations; from January 1994 until May 1995, he served as Director of Connecticut Operations and from April 1990 until January 1994 he served as Operations Manager for the Company's Connecticut operations.

  Jack P. Moneta has served as Senior Vice President--Business Development since November 1996. From January 1994 until November 1996, he served as Vice President--Texas Operations. From August 1992 to January 1994, he served as Director of Texas Operations. He served in various capacities with International Business Machines Corporation for 25 years, including most recently as the General Manager of IBM's United States photomask operations with overall responsibility for coordinating IBM's worldwide photomask operations.

  Walter M. Fiederowicz has served since April 1997 as the President and Chief Executive Officer of World Corp, Inc., a holding company that owns approximately 61.3% of the common stock of World Airways, Inc. (a leading provider of long-range passenger and cargo air transportation services to major airlines) and approximately 28.9% of the common stock of InteliData Technologies Corporation (a provider of caller identification based telecommunications devices, smart telephone and on-line electronics information services). From March 1996 until April 1997, Mr. Fiederowicz was a private investor and consultant. Mr. Fiederowicz served as chairman of Colonial Data Technologies Corp., (a distributor of telecommunications equipment) from August 1994 to March 1996. From January 1991 until July 1994, he held various positions, including executive vice president and chairman and served as director of Conning and Company (the parent company of an investment firm). Mr. Fiederowicz was chairman and director of Covenant Mutual Insurance Company, a property and casualty insurance company ("Covenant"), from 1989 until March 1993, and was president and chief executive officer of Covenant from 1989 until December 1992. Covenant was placed in rehabilitation by the Insurance Commissioner of the State of Connecticut in 1993 and subsequently liquidated as a result of losses in connection with insurance claims relating to Hurricane Andrew. Mr. Fiederowicz also serves as a director of InteliData Technologies Corporation, Blau Marketing Technologies, Inc. (a marketing firm) and First Albany Companies, Inc. (the parent of a broker-dealer).

  Joseph A. Fiorita, Jr. is a partner in Fiorita, Kornhaas and Van Houten, P.C., independent certified public accountants.

  Yukio Tagawa has served as a Director of the Company since January 1997. Mr. Tagawa has served as Vice Divisional Manager for the Electronics Division of Toppan since June 1996 and as a Director of Toppan from June 1995. Prior to assuming such duties, Mr. Tagawa served in other managerial capacities with Toppan since March 1991. Toppan is a diversified manufacturing company with operations in printing and electronics industries (including photomask manufacture) and had revenues in excess of $11 billion during its last fiscal year.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock of Photronics as of April 1, 1997. Information is presented with respect to (i) persons beneficially owning five percent or more of the outstanding Common Stock; (ii) each director and certain executive officers of the Company and (iii) all directors and executive officers of the Company as a group.

                                                       AMOUNT AND NATURE OF
                                                      BENEFICIAL OWNERSHIP (1)
                NAME AND ADDRESS OF                  ---------------------------
                  BENEFICIAL OWNER                      NUMBER        PERCENT
                -------------------                  -------------- ------------
Constantine S. Macricostas (2)(3)...................      1,595,459       13.3%
1061 East Indiantown Road
Jupiter, Florida 33477
Toppan Printing Co., Ltd.  .........................      1,590,000       13.4
1, Kanda Izumi-cho Chiyoda-Ku
Tokyo, Japan 101
Yukio Tagawa (4)....................................      1,590,000       13.4
Toppan Printing Co., Ltd.
1, Kanda Izumi-cho Chiyoda-Ku
Tokyo, Japan 101
Macricostas Partners, L.P.  ........................      1,140,000        9.6
1122 Bel Air
Allen, Texas 75013
Michael J. Yomazzo (2)(5)...........................        195,609        1.6
Jeffrey P. Moonan (2)...............................         76,250          *
Walter M. Fiederowicz (2)(6)........................         26,125          *
Joseph A. Fiorita, Jr. (2)..........................         13,925          *
Robert J. Bollo (2).................................          7,500          *
Directors and Executive
Officers as a group (seven persons)(7) .............      3,504,868       28.9

--------
*  Represents less than 1%.
(1) Except as otherwise indicated, the named person has the sole voting and investment power with respect to the shares of the Company's Common Stock set forth opposite such person's name.
(2) Includes shares of Common Stock subject to stock options exercisable as of May 30, 1997 as follows: Mr. Bollo (7,500); Mr. Fiederowicz (13,725); Mr. Fiorita (13,725); Mr. Macricostas (145,628); Mr. Yomazzo (56,400); and Mr. Moonan (65,000).
(3) Includes 17,000 shares held by the wife of Mr. Macricostas, as to which shares he disclaims beneficial ownership. Also includes 1,140,000 shares owned by Macricostas Partners, L.P., of which Mr. Macricostas is a limited partner and 25,309 shares owned by the corporate general partner of such partnership of which Mr. Macricostas is the President, a director and a significant shareholder. Mr. Macricostas disclaims beneficial ownership of those shares not represented by his ownership interests.
(4) Includes 1,590,000 shares owned by Toppan Printing Co., Ltd. of which Mr. Tagawa is an executive officer and a director, as to which shares Mr. Tagawa disclaims beneficial ownership.
(5) Also includes 31,000 shares held by the wife of Mr. Yomazzo, as to which shares he disclaims beneficial ownership.
(6) Includes 6,000 shares owned by the wife of Mr. Fiederowicz and 1,375 shares owned by his children, as to which shares he disclaims beneficial ownership.
(7) Includes the shares listed in notes (2), (3), (4), (5) and (6) above.

TOPPAN STOCK PURCHASE AGREEMENT

  In October 1993, the Company sold 1,590,000 shares of Common Stock to Toppan Printing in connection with the Company's acquisition of the photomask manufacturing business of Toppan, a subsidiary of Toppan Printing. Under the terms of the stock purchase agreement, Toppan Printing may not acquire additional shares of the Company's Common Stock, if, after such acquisition, Toppan Printing beneficially will own more than 19% of the Company's outstanding Common Stock. The Company has granted Toppan Printing certain demand and piggyback registration rights commencing in 1996 with respect to shares of Common Stock owned by it. The stock purchase agreement restricts sales of Common Stock by Toppan Printing until October 1998 and grants to the Company rights of first refusal with respect to proposed sales to unaffiliated third parties, with certain exceptions. Such restrictions and rights of first refusal terminate in October 1998, or earlier if at any time Toppan Printing owns less than 5% of the Company's Common Stock or if certain other events occur. Under the stock purchase agreement, the Company is required to use its best efforts to nominate a director designated by Toppan Printing for as long as it owns at least 1,500,000 shares of Common Stock and such holdings represent at least 15% of the outstanding shares of the Company's Common Stock on a fully diluted basis. The stock purchase agreement also requires Toppan Printing to vote all voting securities of the Company that it beneficially owns in favor of each nominee for election to the Board who has been recommended by the Board. In addition, for a ten-year period, the Company agreed to pay Toppan Printing annual commissions of from 1% to 2.5% of sales over $3 million to Texas Instruments. Such commissions amounted to approximately $560,000 in fiscal 1996.

                             DESCRIPTION OF NOTES

  The Notes are to be issued under an Indenture, to be dated as of May 29, 1997 (the "Indenture"), between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. Wherever particular defined terms of the Indenture (including the Notes) are referred to, such defined terms are incorporated herein by reference (the Notes and various terms relating to the Notes being referred to in the Indenture as "Securities"). References in this section to the "Company" are solely to Photronics, Inc. and not to its subsidiaries. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Notes and the Indenture, including the definitions therein of certain terms. Section references below are references to sections of the Indenture.

GENERAL

  The Notes will be unsecured subordinated obligations of the Company, will be limited to $103,500,000 aggregate principal amount, and will mature on June 1, 2004. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from the date of issuance, payable semiannually on June 1 and December 1 of each year, commencing on December 1, 1997. ((S)301)

  The Notes will be convertible into Common Stock initially at the conversion rate stated on the cover page hereof, subject to adjustment upon the occurrence of certain events described under "--Conversion Rights," at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased. ((S)1301)

  The Notes are redeemable under the circumstances and at the redemption prices set forth below under "--Optional Redemption," plus accrued interest to the Redemption Date. ((S)1101)

  The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. ((S)302) No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. ((S)305)

CONVERSION RIGHTS

  The Holder of any Note will have the right, at the Holder's option, to convert any portion of the principal amount of a Note that is an integral multiple of $1,000 into shares of Common Stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion rate of 17.8771 shares of Common Stock per $1,000 principal amount of Notes (the "Conversion Rate") (equivalent to a conversion price of approximately $55.94 per share of Common Stock) (subject to adjustment as described below). The right to convert a Note called for redemption or tendered for repurchase will terminate at the close of business on the Redemption Date or the Repurchase Date for such Note, as the case may be. ((S)1301)

  The right of conversion attaching to any Note may be exercised by the Holder by delivering the Note at the specified office of the Conversion Agent, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the Trustee. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share; such certificate will be sent by the Trustee to the Conversion Agent (if other than the Trustee) for delivery to the Holder. Such shares of Common Stock issuable upon conversion of the Notes, in accordance with the provisions of the

Indenture, will be fully paid and nonassessable and will rank pari passu with the other shares of Common Stock of the Company outstanding from time to time. Any Note surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except Notes (or portions thereof) called for redemption on a Redemption Date or which are repurchasable on a Repurchase Date occurring, in either case, within such period) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. The interest so payable on such Interest Payment Date with respect to any Note (or portion thereof, if applicable) which has been called for redemption on a Redemption Date, or which may be repurchased on a Repurchase Date, occurring, in either case, during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date, which Note (or portions thereof, if applicable) is surrendered for conversion during such period, shall be paid to the Holder of such Note being converted in an amount equal to the interest that would have been payable on such Note if such Note had been converted as of the close of business on such Interest Payment Date. The interest so payable on such Interest Payment Date in respect of any Note (or portion thereof, as the case may be) which has not been called for redemption on a Redemption Date, or is not eligible for repurchase on a Repurchase Date, occurring, in either case, during the period from the close of business on any Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date, which Note (or portion thereof, as the case may be) is surrendered for conversion during such period, shall be paid to the Holder of such Note as of such Regular Record Date. Interest payable in respect of any Note surrendered for conversion or repurchase on or after an Interest Payment Date shall be paid to the Holder of such Note as of the next preceding Regular Record Date, notwithstanding the exercise of the right of conversion or repurchase. As a result of the foregoing provisions, except as provided above, Holders that surrender Notes for conversion on a date that is not an Interest Payment Date will not receive any interest from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Notes are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date between a Regular Record Date and the Interest Payment Date to which it relates, as provided above). No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time or date before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, the Company will pay an appropriate amount in cash based on the market price of Common Stock at the close of business on the day of conversion. ((S)(S)101, 203, 307, 1302 and 1303)

  A Holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid. ((S)1308)

  The Conversion Rate is subject to adjustment in certain events, including, without duplication: (a) dividends (and other distributions) payable in Common Stock, (b) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then Current Market Price of such Common Stock (determined as provided in the Indenture) as of the record date for shareholders entitled to receive such rights, options or warrants, (c) subdivisions, combinations and reclassifications of Common Stock, (d) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, or other property (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and in mergers and consolidations to which the next succeeding paragraph applies), (e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the next succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with (i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then Current Market Price per share of the Common Stock and the number of shares of Common Stock then outstanding) on the record date for such distribution, and (f) the successful completion of a tender offer made by the Company or any of its subsidiaries for Common Stock which involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer. Notwithstanding the foregoing, (i) if the options, rights or warrants described in clause (b) above are exercisable only upon the occurrence of certain triggering events, then the Conversion Rate will not be adjusted until such triggering events occur and (ii) if such options, rights or warrants expire unexercised, the Conversion Rate will be readjusted to take into account only the actual number of such options, rights or warrants which were exercised. The Company reserves the right to make such increases in the Conversion Rate in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock will not be taxable to the recipients. No adjustment of the Conversion Rate will be required to be made until the cumulative adjustments amount to 1% or more of the Conversion Rate. ((S)1304) The Company shall compute any adjustments to the Conversion Rate pursuant to this paragraph and will give notice to the Holders of the Notes of any adjustments. ((S)1305)

  In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of the Holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Note was then convertible). ((S)1311)

  To the extent permitted by applicable law, the Company from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least twenty (20) days, the increase is irrevocable during such period, and the Board of Directors shall have made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive; provided, however, that no such increase shall be taken into account for purposes of determining whether the Closing Price Per Share of the Common Stock equals or exceeds 105% of the Conversion Price in connection with an event which would otherwise be a Change of Control. Whenever the Conversion Rate is increased pursuant to the preceding sentence, the Company shall give notice of the increase to the Holders at least fifteen
(15) days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect. ((S)1304)

  If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on Common Stock or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to Holders of Notes. See "Certain Federal Income Tax Considerations."

SUBORDINATION

  The payment of the principal of, premium, if any, and interest on the Notes will be subordinated in right of payment, to the extent set forth in the Indenture, to the prior payment in full of the principal of, premium, if any, interest and other amounts in respect of all Senior Indebtedness of the Company. As of May 22, 1997, the Company had $17.0 million of Senior Indebtedness outstanding. At such date, after giving effect to this offering and the application of proceeds therefrom, the Company would have had $2.0 million of Senior Indebtedness outstanding. Senior Indebtedness is defined in the Indenture to mean the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed: (a) indebtedness of the Company to banks, insurance companies and other financial institutions evidenced by credit or loan agreements, notes or other written obligations, (b) all other indebtedness of the Company (including indebtedness of others guaranteed by the Company) other than the Notes, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, which is (i) for money borrowed or (ii) evidenced by a note, security, debenture, bond or similar instrument, (c) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, (d) obligations of the Company under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements, (e) obligations of the Company issued or assumed as the deferred purchase price of property, (f) obligations of the Company for the reimbursement of letters of credit to the extent such obligations are Senior Indebtedness under clauses (a) through (c) of this paragraph, and (g) renewals, extensions, modifications, restatements and refundings of, and any amendments, modifications or supplements to, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses (a) through (d) of this paragraph; provided, however, that Senior Indebtedness shall not include any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which, or pursuant to which, it is issued) expressly provide that such indebtedness or obligation shall not be senior in right of payment to the Notes, or expressly provide that such indebtedness or obligation is pari passu with or junior to the Notes. ((S)(S)101, 1201, 1202 and 1216)

  No payment on account of principal, premium, if any, or interest on, the Notes may be made by the Company if there shall have occurred (i) a default in the payment of principal, premium, if any, or interest (including a default under any repurchase or redemption obligation) with respect to any Senior Indebtedness or (ii) any other event of default with respect to any Senior Indebtedness, permitting the holders thereof to accelerate the maturity thereof, and such event of default shall not have been cured or waived or shall not have ceased to exist after written notice of such event of default shall have been given to the Company and the Trustee by any holder of Senior Indebtedness. Upon any acceleration of the principal due on the Notes or payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings of the Company, all principal, premium, if any, and interest or other amounts due on all Senior Indebtedness must be paid in full before the Holders of the Notes are entitled to receive any payment. By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness are likely to recover more, ratably, than the Holders of the Notes, and such subordination may result in a reduction or elimination of payments to the Holders of the Notes. ((S)(S)1202, 1203 and 1204)

  The Company is a holding company with no business operations of its own. Accordingly, the Notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of the Company's subsidiaries, as any right of the Company to receive any assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company itself is recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. As of May 4, 1997, the Company's subsidiaries had an aggregate outstanding amount of total indebtedness and other liabilities of approximately $40 million, which amount will remain outstanding after giving effect to the offering of the Notes and the application of net proceeds therefrom.

  The Indenture does not limit the Company's ability to incur Senior Indebtedness or any other indebtedness.

OPTIONAL REDEMPTION

  The Notes may not be redeemed prior to June 1, 2000. Thereafter, the Notes may be redeemed, in whole or in part, at the option of the Company, upon not less than 20 nor more than 60 days' prior notice as provided under "--Notices" below, at the redemption prices set forth below.

  The redemption prices (expressed as a percentage of principal amount) are as follows for the 12-month period beginning on June 1 of the following years:

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      2000........................................................... 103.4286%
      2001........................................................... 102.5714
      2002........................................................... 101.7143
      2003........................................................... 100.8571

and thereafter at a redemption price equal to 100% of the principal amount, in each case together with accrued interest to the date of redemption. ((S)203, Article Eleven)

  No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

  If a Change of Control (as defined) occurs, each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined), at a price equal to 100% of the principal amount of the Notes to be repurchased, together with interest accrued to the Repurchase Date (the "Repurchase Price"). ((S)1401)

  The Company may, at its option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price in Common Stock valued at 95% of the average of the closing prices of the Common Stock for the five consecutive Trading Days ending on and including the third Trading Day preceding the Repurchase Date; provided that payment may not be made in Common Stock unless the Company satisfies certain conditions with respect to such payment as provided in the Indenture. ((S)(S)1401 and 1402)

  Within 30 days after the occurrence of a Change of Control, the Company is obligated to give to all Holders of the Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Change of Control and of the repurchase right arising as a result thereof, or, at the request of the Company on or before the 15th day after such occurrence, the Trustee shall give the Company Notice. The Company must also deliver a copy of the Company Notice to the Trustee and to the office of each Paying Agent. To exercise the repurchase right, a Holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee or Paying Agent of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised. ((S)1403)

  A Change of Control shall be deemed to have occurred at such time after the original issuance of the Notes as there shall occur:

    (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors, other than any such acquisition by the Company, any Subsidiary of the Company or any employee benefit plan of the Company; or

    (ii) any consolidation or merger of the Company with or into any other Person, any merger of another Person into the Company, or any conveyance, sale, transfer, or lease of all or substantially all of the assets of the Company (other than (a) any consolidation or merger (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock, and (y) pursuant to which the holders of 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after such transaction and (b) a merger which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock into solely shares of common stock);

provided, however, that a Change of Control shall not be deemed to have occurred if (i) the Closing Price Per Share of the Common Stock for any five Trading Days within the period of 10 consecutive Trading Days ending immediately after the later of the Change of Control or the public announcement of the Change of Control (in the case of a Change of Control under clause (i) above) or ending immediately prior to the date of the Change of Control (in the case of a Change of Control under clause (ii) above) shall equal or exceed 105% of the Conversion Price of the Notes in effect on each such Trading Day or (ii) all of the consideration (excluding cash payments for fractional shares or cash payments for appraisal rights) in the transaction or transactions constituting the Change of Control consists of shares of common stock or securities convertible into common stock that are, or upon issuance will be traded on a national securities exchange or through The Nasdaq National Market and as a result of such transaction or transactions the Notes become convertible solely into such common stock or securities. The "Conversion Price" is equal to $1,000 divided by the Conversion Rate. "Beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of original execution of the Indenture. ((S)1404)

  The Company's ability to repurchase Notes upon the occurrence of a Change of Control is subject to limitations. There can be no assurance that the Company would have the financial resources, or would be able to arrange financing, to pay the Repurchase Price for all the Notes that might be delivered by Holders of Notes seeking to exercise the purchase right. In addition, the Company's ability to purchase Notes may be limited or prohibited by the terms of its Senior Indebtedness. The Company's ability to purchase Notes with cash may also be limited by the terms of its subsidiaries' then-existing borrowing arrangements due to dividend restrictions. Any failure by the Company to repurchase the Notes when required following a Change of Control could result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change of Control may cause an event of default under Senior Indebtedness of the Company. As a result, in any such case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "--Subordination" and "Risk Factors--Subordination."

  Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

  The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

MERGERS AND SALES OF ASSETS BY THE COMPANY

  The Company may not consolidate with or merge into any other Person or convey, transfer, or lease its properties and assets substantially as an entirety to any Person, and the Company may not permit any Person to merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless (a) the Person formed by such consolidation or into which the Company is merged or the Person to which the properties and assets of the Company are so transferred or leased is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia and has expressly assumed the due and punctual payment of the principal of, premium, if any, and interest on the Notes and the performance of the other covenants of the Company under the Indenture and has provided for conversion rights in accordance with the Indenture, (b) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (c) the Company has provided to the Trustee an Officer's Certificate and Opinion of Counsel if required by the Indenture. ((S)801)

EVENTS OF DEFAULT

  The following will be Events of Default under the Indenture: (a) failure to pay principal or Redemption Price of any Note when due, whether or not such payment is prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on any Note when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (c) default in the Company's obligation to provide a Company Notice of a Change in Control; (d) failure to perform any other covenant of the Company in the Indenture, continuing for 60 days after written notice as provided in the Indenture; (e) any indebtedness for money borrowed by the Company in an aggregate principal amount in excess of $15 million is not paid at final maturity or upon acceleration thereof and such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the Indenture; and (f) certain events of bankruptcy, insolvency or reorganization. ((S)501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. ((S)603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. ((S)512)

  If an Event of Default (other than an Event of Default specified in clause
(f) above) occurs and is continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes, by notice in writing to the Company, may declare the principal of all the Notes to be due and payable immediately, and upon any such declaration such principal and any accrued interest thereon will become immediately due and payable. If an Event of Default specified in clause (f) occurs and is continuing, the principal and any accrued interest on all of the then Outstanding Notes shall ipso facto become due and payable immediately without any declaration or other Act on the part of the Trustee or any Holder. ((S)502)

  At any time after a declaration of acceleration has been made but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest have been cured or waived as provided in the Indenture. ((S)502)

  No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. ((S)507) However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such
Note in accordance with the Indenture. ((S)508)

  The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. ((S)1004)

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made, and certain past defaults by the Company may be waived, with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding. However, no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium, if any, or rate of interest on, any Note, (c) reduce the amount payable upon redemption or mandatory repurchase, (d) modify the provisions with respect to the repurchase right of the Holders in a manner adverse to the Holders, (e) change the place or currency of payment of principal of, premium, if any, or interest on, any Note, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Note (including any payment of the Repurchase Price in respect of such Note), (g) modify the obligation of the Company to maintain an office or agency in New York City, (h) except as otherwise permitted by the Indenture or contemplated by provisions concerning consolidation, merger, conveyance, transfer, sale or lease of all or substantially all of the property and assets of the Company, adversely affect the right of Holders to convert any of the Notes or to require the Company to repurchase any Note other than as provided in the Indenture, (i) modify the subordination provisions in a manner adverse to the Holders of the Notes,

(j) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, or (k) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. ((S)(S)902 and 513)

  The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. ((S)1009) The Holders of a majority in aggregate principal amount of the Outstanding Notes also may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest. ((S)513)

TRANSFER AND EXCHANGE

  The Company has initially appointed the Trustee as Security Registrar and transfer agent for the Notes, acting through its Corporate Trust Office in the City of New York. The Company reserves the right to vary or terminate the appointment of the Security Registrar or of any transfer agent or to appoint additional or other transfer agents or to approve any change in the office through which any security registrar or any transfer agent acts. ((S)(S)305 and 1002)

PURCHASE AND CANCELLATION

  The Company or any Subsidiary may at any time and from time to time purchase Notes at any price in the open market or otherwise.

  All Notes surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Notes so delivered to the Trustee shall be canceled promptly by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes canceled as provided in the Indenture. All canceled Notes held by the Trustee shall be disposed of in accordance with the Trustee's normal procedures. ((S)309)

TITLE

  The Company and the Trustee may treat the registered owner (as reflected in the Security Register) of any Note as the absolute owner thereof (whether or not such Note shall be overdue) for the purpose of making payment and for all other purposes. ((S)308)

NOTICES

  Notice to Holders of the Notes will be given by mail to the addresses of such Holders as they appear in the Security Register. Such notices will be deemed to have been given on the date of such mailing. ((S)106)

  Notice of a redemption of Notes will be given at least once not less than 20 nor more than 60 days prior to the Redemption Date (which notice shall be irrevocable) and will specify, among other things, the Redemption Date. ((S)1105)

SATISFACTION AND DISCHARGE

  The Company may discharge its payment obligations under the Indenture while Notes remain outstanding if (a) all outstanding Notes have become due and payable or will become due and payable at their scheduled maturity within one year, (b) all outstanding Notes are scheduled for redemption within one year or (c) all outstanding Notes are delivered to the Trustee for conversion in accordance with the Indenture and in the case of (a) or (b) above, the Company has deposited with the Trustee an amount sufficient to pay and discharge the entire indebtedness on all outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption. ((S)401)

REPLACEMENT OF NOTES

  Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Note, indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Note before a replacement Note will be issued. ((S) 306)

GOVERNING LAW

  The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York. ((S)112)

THE TRUSTEE

  In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee security or indemnity satisfactory to it. ((S)(S)601 and 603)

BOOK-ENTRY

  The Notes will be issued in the form of a global note (the "Global Note") deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee. Owners of beneficial interests in the Notes represented by the Global Note will hold such interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests (including any right to convert or require repurchase of their interests) in accordance with those procedures and practices. Such beneficial owners will not be Holders, and will not be entitled to any rights under the Global Note or the Indenture, with respect to the Global Note, and the Company and the Trustee, and any of their respective agents, may treat DTC as the sole Holder and owner of the Global Note.

  DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

  Unless and until they are exchanged in whole or in part for certificated Notes in definitive form as set forth below, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to DTC or another nominee of DTC.

  The Notes represented by the Global Note will not be exchangeable for certificated Notes, provided that if DTC is at any time unwilling, unable or ineligible to continue as depositary, or an Event of Default has occurred and is continuing with respect to the Global Note, the Company may issue individual Notes in definitive form in exchange for the Global Note. In the event of such an exchange, an owner of a beneficial interest in a Global Note will be entitled to physical delivery of Notes in definitive form equal in principal amount to such beneficial interest and to have such Notes registered in its name. Individual Notes so issued in definitive form will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

  Payments of principal of and interest on the Notes will be made by the Company through the Trustee to DTC or its nominee, as the case may be, as the registered owner of the Global Note. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

  So long as the Notes are represented by a Global Note, DTC or its nominee will be the only entity that can exercise a right to repayment pursuant to the Holder's option to elect repayment of its Notes or the right of conversion of the Notes. Notice by participants or by owners of beneficial interests in a Global Note held through such participants of the exercise of the option to elect repayment, or the right of conversion, of beneficial interests in Notes represented by the Global Note must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment, or the right of conversion, with respect to a particular Note, the beneficial owner of such Notes must instruct the broker or other participant through which it holds an interest in such Notes to notify DTC of its desire to exercise a right to repayment, or the right of conversion. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of such notice to DTC.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's authorized capital stock consists of 2,000,000 shares of preferred stock, $.01 par value, of which no shares are issued and outstanding, and 20,000,000 shares of Common Stock, $.01 par value per share, of which 11,874,490 shares are issued and outstanding as of April 1, 1997.

COMMON STOCK

  The holders of validly issued and outstanding shares of Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders. At a meeting of stockholders at which a quorum is present, a majority of the votes cast decides all questions, unless the matter is one upon which, by express provision of the Certificate of Incorporation, the By-Laws or statute, a different vote is required. There is no cumulative voting with respect to the election of directors, which means that the holders of a majority of the shares can elect all the directors if they choose to do so, and in such event, the holders of the remaining shares would not be able to elect any directors.

  The holders of Common Stock have no preemptive rights, nor are there any redemption rights provisions with respect to Common Stock. The shares offered hereby, when issued and paid for, will be fully paid and nonassessable and not subject to further call or assessment by the Company.

  The holders of Common Stock are entitled to such dividends, if any, as may be declared by the Board of Directors in its discretion out of funds legally available for the purpose and to participate pro rata in any distribution of the Company's assets upon liquidation.

  The Company has reserved 1,424,720 shares of Common Stock for issuance under its stock option plans and has reserved 207,199 shares of Common Stock for issuance under an employee stock purchase plan. See Note 8 of Notes to Consolidated Financial Statements.

PREFERRED STOCK

  The Board of Directors has the authority by resolution to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue a series of Preferred Stock that would have the right to vote separately or with any other series of Preferred Stock on any proposed amendment to the Company's Certificate of Incorporation or any other proposed corporate action including business combinations and other transactions. However, the Board of Directors currently does not contemplate the issuance of any Preferred Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

  At April 1, 1997, there were 6,493,591 shares of Common Stock which were not outstanding or reserved for issuance and 2,000,000 shares of unissued and undesignated Preferred Stock. These additional shares may be utilized for a variety of proper corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions. The Company does not currently have any plan to issue additional shares of Common Stock or Preferred Stock (other than shares of Common Stock to be issued upon the exercise of outstanding options and warrants and other than shares of Common Stock reserved for issuance under the Company's stock option plans).

  One of the effects of the existence of unissued and unreserved Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. The Board of Directors can issue the Preferred Stock without stockholder approval, with voting and conversion rights which could adversely affect the voting rights of the common stockholders.

TRANSFER AGENT

  The transfer agent and registrar for the Common Stock is Registrar & Transfer Company, Cranford, New Jersey.

LISTING

  The Common Stock is quoted on The Nasdaq National Market under the symbol "PLAB."

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes and of Common Stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that are United States persons and that will hold Notes and Common Stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, or persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes. As used herein, the term "United States person" means (1) a citizen or resident of the United States, (2) an entity created or organized in or under the laws of the United States or any political subdivision thereof that is classified as a corporation or as a partnership, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more U.S. fiduciaries have the authority to control all the trust's substantial decisions. The term "United States" means the United States of America (including the States and the District of Columbia). This summary discusses the tax considerations applicable to the initial purchasers of the Notes who purchase the Notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the Notes. The summary below does not address the tax consequences resulting upon a repurchase of the Notes by the Company in exchange for Common Stock upon a Change of Control. The Company has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

  INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PAYMENT OF INTEREST

  Interest on a Note generally will be includable in the income of a Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

  Upon the sale, exchange or redemption of a Note (excluding conversion), a Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income which is taxable as ordinary income) and (ii) such Holder's adjusted tax basis in the Note. A Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such Holder. Such capital gain or loss will be long-term capital gain or loss if the Holder's holding period in the Note is more than one year at the time of sale, exchange or redemption.

CONVERSION OF THE NOTES

  A Holder generally will not recognize any income, gain or loss upon conversion of a Note into Common Stock except with respect to cash received in lieu of a fractional share of Common Stock. A Holder's tax basis in the Common Stock received on conversion of a Note will be the same as such Holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Stock received on conversion will generally include the holding period of the Note converted.

  Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the Holder's adjusted tax basis in the fractional share).

CONSTRUCTIVE DISTRIBUTIONS

  If at any time (i) the Company makes a distribution of cash or property to its stockholders or purchases Common Stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the antidilution provisions of the Indenture, the conversion rate of the Notes is increased, or (ii), the conversion rate of the Notes is increased at the discretion of the Company, such increase in conversion rate may be deemed to be the receipt of taxable income by Holders of Notes (pursuant to Section 305 of the Code). Holders of Notes could therefore be required to report taxable income as a result of an event pursuant to which they received no cash or property.

DIVIDENDS

  Dividends paid on the Common Stock generally will be includable in the income of a Holder as ordinary income to the extent of the Company's current or accumulated earnings and profits. Subject to certain limitations, a corporate taxpayer holding Common Stock that receives dividends thereon generally will be eligible for a dividends-received deduction equal to 70% of the dividends received. Under legislation proposed as part of the Clinton administration's fiscal year 1998 budget proposal, the 70% dividends-received deduction would be reduced to 50% for dividends paid or accrued more than 30 days after the date of enactment of the legislation.

SALE OF COMMON STOCK

  Upon the sale or exchange of Common Stock, a Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such Holder's adjusted tax basis in the Common Stock.

Such capital gain or loss will be long-term if the Holder's holding period in Common Stock is more than one year at the time of the sale or exchange. A Holder's basis and holding period in Common Stock received upon conversion of a Note are determined as discussed above under "--Conversion of the Notes."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note, payments of dividends on Common Stock, payments of the proceeds of the sale of a Note or Common Stock to certain noncorporate Holders, and a 31% backup withholding tax may apply to such payments if the Holder (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest and dividends properly, or (iii) does not otherwise establish his entitlement to an exemption. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a credit against such Holder's United States federal income tax and may entitle the Holder to a refund, provided that the required information is furnished to the IRS.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Company by Reid & Priest LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Ropes & Gray, Boston, Massachusetts. Ropes & Gray will rely on the opinion of Reid & Priest LLP as to matters of New York law.

                                    EXPERTS

  The consolidated financial statements as of October 31, 1995 and 1996 and for each of the three years in the period ended October 31, 1996 included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein (which reports express an unqualified opinion and include an explanatory paragraph referring to the 1994 change in accounting for investments and income taxes), and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Notes, reference is hereby made to such Registration Statement and to the exhibits and schedules thereto. The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements, and other information with the Commission. Such Registration Statement, reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and other information statements of the Company and other information regarding registrants that file electronically with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents which have been filed by the Company with the Securities and Exchange Commission (the "Commission") (File Number 0-15451) pursuant to the Exchange Act, are incorporated herein by reference: the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1996; all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Company's Annual Report on Form 10-K and the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated March 3, 1987, pursuant to
Section 12 of the Exchange Act.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference and to be a part hereof from the respective dates of filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or supersedes, to constitute a part of this Prospectus.

  The Company will furnish, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be directed to Michael McCarthy, Manager of Investor Relations, Photronics, Inc., P.O. Box 5226, 15 Secor Road, Brookfield, Connecticut, 06804, telephone (203) 775-9000.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                PHOTRONICS, INC.

                                                                            PAGE
                                                                            ----
Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheet at October 31, 1995 and 1996 and unaudited at
 February 2, 1997.........................................................  F-3
Consolidated Statement of Earnings for the years ended October 31, 1994,
 1995 and 1996 and the unaudited three months ended January 31, 1996 and
 February 2, 1997.........................................................  F-5
Consolidated Statement of Shareholders' Equity for the years ended October
 31, 1994, 1995 and 1996 and the unaudited three months ended February 2,
 1997.....................................................................  F-6
Consolidated Statement of Cash Flows for the years ended October 31, 1994,
 1995 and 1996 and the unaudited three months ended January 31, 1996 and
 February 2, 1997.........................................................  F-7
Notes to Consolidated Financial Statements................................  F-8

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Photronics, Inc.
Jupiter, Florida

  We have audited the accompanying consolidated balance sheets of Photronics, Inc. and subsidiaries at October 31, 1995 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Photronics, Inc. and its subsidiaries as of October 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1996 in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its method of accounting for investments and income taxes.

DELOITTE & TOUCHE LLP

Hartford, Connecticut
December 9, 1996

                       PHOTRONICS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                      OCTOBER 31,
                                                   -----------------
                                                                     FEBRUARY 2,
                                                     1995     1996      1997
                                                   -------- -------- -----------
                                                                     (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents........................ $ 35,644 $ 18,766  $  7,836
 Short-term investments...........................   16,221    7,918     5,104
 Accounts receivable (less allowance
  for doubtful accounts of $195 in
  1995 and $235 in 1996 and 1997, unaudited)......   17,857   24,750    25,467
 Inventories......................................    6,357    7,992     9,102
 Other current assets.............................    3,380    6,154     6,771
                                                   -------- --------  --------
    Total current assets..........................   79,459   65,580    54,280
Property, plant and equipment.....................   72,063  123,666   135,243
Intangible assets (less accumulated
amortization of $2,156 in 1995,
$3,256 in 1996 and $3,535 in 1997, unaudited).....   10,289    9,305     9,026
Investments.......................................   12,329   13,239    10,412
Other assets......................................       78      113       114
                                                   -------- --------  --------
                                                   $174,218 $211,903  $209,075
                                                   ======== ========  ========


          See accompanying notes to consolidated financial statements.

                       PHOTRONICS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   OCTOBER 31,
                                                ------------------  FEBRUARY 2,
                                                  1995      1996       1997
                                                --------  --------  -----------
                                                                    (UNAUDITED)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt............ $     36  $     38   $     39
  Accounts payable.............................   17,850    34,168     29,949
  Accrued salaries and wages...................    5,810     5,561      4,169
  Other accrued liabilities....................    6,110     4,200      3,629
                                                --------  --------   --------
    Total current liabilities..................   29,806    43,967     37,786
Long-term debt.................................    1,809     1,987      2,005
Deferred income taxes..........................    8,293     7,481      6,596
Other liabilities..............................      265     2,051      2,015
                                                --------  --------   --------
    Total liabilities..........................   40,173    55,486     48,402
                                                --------  --------   --------
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $0.01 par value,
   2,000,000 shares authorized, none issued
   and outstanding.............................      --        --         --
  Common stock, $0.01 par value,
   20,000,000 shares authorized,
   11,758,292 shares issued in 1995,
   11,973,290 shares issued in 1996 and
   11,983,744 shares issued in 1997
   (unaudited).................................      118       120        120
  Additional paid-in capital...................   75,083    77,833     78,084
  Retained earnings............................   52,970    73,973     79,298
  Unrealized gains on investments..............    6,471     4,678      3,230
  Treasury stock, 136,500 shares at cost.......     (245)     (245)      (245)
  Cumulative foreign currency translation ad-
   justment....................................      --         58        186
  Deferred compensation on restricted stock....     (352)      --         --
                                                --------  --------   --------
    Total shareholders' equity.................  134,045   156,417    160,673
                                                --------  --------   --------
                                                $174,218  $211,903   $209,075
                                                ========  ========   ========

          See accompanying notes to consolidated financial statements.

                       PHOTRONICS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                            YEAR ENDED OCTOBER 31,        THREE MONTHS ENDED
                           ---------------------------  -----------------------
                                                        JANUARY 31, FEBRUARY 2,
                            1994      1995      1996       1996        1997
                           -------  --------  --------  ----------- -----------
                                                              (UNAUDITED)
Net sales................  $80,696  $125,299  $160,071    $34,668     $40,029
Costs and expenses:
 Cost of sales...........   51,204    76,683    98,267     21,252      25,347
 Selling, general and
  administrative.........   10,517    17,127    21,079      4,585       5,035
 Research and
  development............    4,738     7,899     8,460      1,825       2,302
                           -------  --------  --------    -------     -------
Operating income.........   14,237    23,590    32,265      7,006       7,345
Interest income..........      568     1,627     1,601        575         238
Interest expense.........      (75)     (141)     (160)       (36)        (36)
Other income, net........      571     4,766       197          6       1,078
                           -------  --------  --------    -------     -------
Income before income
 taxes and cumulative
 effect of change in
 accounting for income
 taxes...................   15,301    29,842    33,903      7,551       8,625
Provision for income
 taxes...................    5,202    11,210    12,900      2,900       3,300
                           -------  --------  --------    -------     -------
Income before cumulative
 effect of change in
 accounting for income
 taxes...................   10,099    18,632    21,003      4,651       5,325
Cumulative effect of
 change in accounting for
 income taxes............      237       --        --         --          --
                           -------  --------  --------    -------     -------
Net income...............  $10,336  $ 18,632  $ 21,003    $ 4,651     $ 5,325
                           =======  ========  ========    =======     =======
Net income per common
 share:
 Income before cumulative
  effect of change in
  accounting for income
  taxes..................  $  1.01  $   1.66  $   1.74    $  0.39     $  0.44
 Cumulative effect of
  change in accounting
  for income taxes.......     0.02       --        --         --          --
                           -------  --------  --------    -------     -------
 Net income..............  $  1.03  $   1.66  $   1.74    $  0.39     $  0.44
                           =======  ========  ========    =======     =======
Weighted average number
 of common shares
 outstanding.............   10,062    11,207    12,101     12,058      12,227
                           =======  ========  ========    =======     =======

          See accompanying notes to consolidated financial statements.

                       PHOTRONICS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

     (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED FEBRUARY 2, 1997 IS
                                   UNAUDITED)

                                                                           CUMULA-
                                                                             TIVE
                                                         UNREAL-           FOREIGN
                                                          IZED             CURRENCY  DEFERRED
                                        ADDI-             GAINS             TRANS-  COMPENSA-
                         COMMON STOCK  TIONAL              ON               LATION   TION ON       TOTAL
                         ------------- PAID-IN  RETAINED INVEST-  TREASURY ADJUST-  RESTRICTED SHAREHOLDERS'
                         SHARES AMOUNT CAPITAL  EARNINGS  MENTS    STOCK     MENT     STOCK       EQUITY
                         ------ ------ -------  -------- -------  -------- -------- ---------- -------------
Balance at November 1,
 1993...................  6,484  $ 65  $38,804  $24,002  $   --    $(245)    $ --     $   --     $ 62,626
 Net income.............     --    --       --   10,336      --       --       --         --       10,336
 Sale of common stock
  through employee stock
  option and
  purchase plans........    124     1    1,478       --      --       --       --         --        1,479
 Restricted stock
  awards................     52     1    1,056       --      --       --       --     (1,057)          --
 Amortization of
  restricted stock to
  compensation expense..     --    --       --       --      --       --       --        353          353
 Cumulative effect of
  change in accounting
  for investments.......     --    --       --       --   5,608       --       --         --        5,608
                         ------  ----  -------  -------  ------    -----     ----     ------     --------
Balance at October 31,
 1994...................  6,660    67   41,338   34,338   5,608     (245)      --       (704)      80,402
 Net income.............     --    --       --   18,632      --       --       --         --       18,632
 Sale of common stock in
  connection with public
  offering..............  1,500    15   29,336       --      --       --       --         --       29,351
 Issuance of common
  stock related
  to acquisition........     98     1    2,399       --      --       --       --         --        2,400
 Sale of common stock
  through warrants and
  employee stock option
  and purchase plans....    170     2    2,043       --      --       --       --         --        2,045
 Amortization of
  restricted stock to
  compensation expense..     --    --       --       --      --       --       --        352          352
 Change in unrealized
  gains on investments..     --    --       --       --     863       --       --         --          863
 Three-for-two stock
  split.................  3,330    33      (33)      --      --       --       --         --           --
                         ------  ----  -------  -------  ------    -----     ----     ------     --------
Balance at October 31,
 1995................... 11,758   118   75,083   52,970   6,471     (245)      --       (352)     134,045
 Net income.............     --    --       --   21,003      --       --       --         --       21,003
 Sale of common stock
  through employee stock
  option and
  purchase plans........    215     2    2,750       --      --       --       --         --        2,752
 Foreign currency
  translation
  adjustment............     --    --       --       --      --       --       58         --           58
 Amortization of
  restricted stock to
  compensation expense..     --    --       --       --      --       --       --        352          352
 Change in unrealized
  gains on investments..     --    --       --       --  (1,793)      --       --         --       (1,793)
                         ------  ----  -------  -------  ------    -----     ----     ------     --------
Balance at October 31,
 1996................... 11,973   120   77,833   73,973   4,678     (245)      58         --      156,417
 Net income.............     --    --       --    5,325      --       --       --         --        5,325
 Sale of common stock
  through employee stock
  option and
  purchase plans........     11    --      251       --      --       --       --         --          251
 Foreign currency
  translation
  adjustment............     --    --       --       --      --       --      128         --          128
 Change in unrealized
  gains on investments..     --    --       --       --  (1,448)      --       --         --       (1,448)
                         ------  ----  -------  -------  ------    -----     ----     ------     --------
Balance at February 2,
 1997 (unaudited)....... 11,984  $120  $78,084  $79,298  $3,230    $(245)    $186     $   --     $160,673
                         ======  ====  =======  =======  ======    =====     ====     ======     ========

          See accompanying notes to consolidated financial statements.

                       PHOTRONICS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                           THREE MONTHS ENDED
                                                         -----------------------
                              YEAR ENDED OCTOBER 31,
                              -------------------------  JANUARY 31, FEBRUARY 2,
                               1994     1995     1996       1996        1997
                              -------  -------  -------  ----------- -----------
                                                               (UNAUDITED)
Cash flows from operating
activities:
Net income..................  $10,336  $18,632  $21,003    $ 4,651     $ 5,325
Adjustments to reconcile net
 income to net
 cash provided by operating
 activities:
 Depreciation and amortiza-
  tion of
  property, plant and equip-
  ment......................    7,953    8,747   12,120      2,569       4,243
 Amortization of intangible
  assets....................      694    1,039    1,100        266         247
 Gain on disposition of in-
  vestments.................     (831)  (5,110)     --         --       (1,060)
 Deferred income taxes......      847     (842)   1,000         94         185
 Cumulative effect of change
  in accounting for income
  taxes.....................     (237)     --       --         --          --
 Research and development
  expense from acquisition..      --     1,484      --         --          --
 Other......................      403      377      626         39          27
 Changes in assets and lia-
  bilities, net of
  effects of acquisitions:
  Accounts receivable.......     (372)  (7,639)  (6,893)       291        (717)
  Inventories...............      437   (2,922)  (1,228)        34      (1,110)
  Other current assets......     (533)     199   (3,260)      (318)       (617)
  Accounts payable and
   accrued liabilities......    2,305   19,587   14,159     (1,702)     (6,218)
                              -------  -------  -------    -------     -------
Net cash provided by
operating activities........   21,002   33,552   38,627      5,924         305
Cash flows from investing     -------  -------  -------    -------     -------
activities:
 Acquisitions of and invest-
  ment in
  photomask operations......      --   (10,536) (12,397)    (4,900)        --
 Deposits on and purchases
  of property,
  plant and equipment.......   (6,187) (35,547) (55,762)    (9,629)    (15,730)
 Net change in short-term
  investments...............      961  (13,686)   8,303     11,026       2,814
 Proceeds from sale of in-
  vestments.................      615    5,750      --         --        1,369
 Other......................     (269)      90    1,635          4          70
                              -------  -------  -------    -------     -------
Net cash used in investing
activities..................   (4,880) (53,929) (58,221)    (3,499)    (11,477)
                              -------  -------  -------    -------     -------
Cash flows from financing
activities:
 Repayment of long-term
  debt......................     (735)    (467)     (36)        (9)         (9)
 Proceeds from issuance of      1,479   31,396    2,752        786         251
  common stock..............  -------  -------  -------    -------     -------
Net cash provided by              744   30,929    2,716        777         242
financing activities........  -------  -------  -------    -------     -------
Net increase (decrease) in
 cash and
 cash equivalents...........   16,866   10,552  (16,878)     3,202     (10,930)
Cash and cash equivalents at    8,226   25,092   35,644     35,644      18,766
 beginning of period........  -------  -------  -------    -------     -------
Cash and cash equivalents at  $25,092  $35,644  $18,766    $38,846     $ 7,836
 end of period..............  =======  =======  =======    =======     =======

          See accompanying notes to consolidated financial statements.

                       PHOTRONICS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED
              JANUARY 31, 1996 AND FEBRUARY 2, 1997 IS UNAUDITED)

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of Photronics, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain amounts in the consolidated financial statements for periods prior to October 31, 1996 have been reclassified to conform to the current presentation. The Company has adopted a fiscal year ending on the Sunday closest to October 31, beginning with the current fiscal year.

FOREIGN CURRENCY TRANSLATION

  The Company's subsidiaries in Europe and Singapore maintain their accounts in their respective local currencies. Assets and liabilities of such subsidiaries are translated to U.S. dollars at period-end exchange rates. Income and expenses are translated at average rates of exchange prevailing during the period. Foreign currency translation adjustments are accumulated in a separate component of shareholders' equity. The effects of changes in exchange rates on foreign currency transactions are included in income.

CASH AND CASH EQUIVALENTS

  Cash and cash equivalents include cash and highly liquid investments purchased with an original maturity of three months or less. The carrying values approximate fair value based on the short maturity of the instruments.

INVESTMENTS

  The Company's debt and equity investments available for sale are carried at fair value. Prior to 1994, such investments were carried at cost. Short-term investments include a diversified portfolio of high quality marketable securities which will be liquidated as needed to meet the Company's current cash requirements. All other investments are classified as non-current assets. Unrealized gains and losses, net of tax, are reported as a separate component of shareholders' equity. Gains and losses are included in income when realized, determined based on the disposition of specifically identified investments.

INVENTORIES

  Inventories, principally raw materials, are stated at the lower of cost, determined under the first-in, first-out method, or market.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are recorded at cost less accumulated depreciation. Repairs and maintenance as well as renewals and replacements of a routine nature are charged to operations as incurred, while those which improve or extend the lives of existing assets are capitalized. Upon sale or other disposition, the cost of the asset and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income.

                       PHOTRONICS, INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  For financial reporting purposes, depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 15 to 40 years, machinery and equipment over 3 to 10 years and furniture, fixtures and office equipment over 3 to 5 years. Leasehold improvements are amortized over the life of the lease or the estimated useful life of the improvement, whichever is less. For income tax purposes, depreciation is computed using various accelerated methods and, in some cases, different useful lives than those used for financial reporting.

INTANGIBLE ASSETS

  Intangible assets include goodwill which represents the excess of cost over fair value of assets acquired and is being amortized on a straight-line basis over fifteen to twenty years. Costs allocated to sales, non-compete and technology agreements arising from business acquisitions and other intangible assets are being amortized on a straight-line basis over the respective agreement periods ranging from three to ten years. The future economic benefit of the carrying value of intangible assets is reviewed periodically and any diminution in useful life or impairment in value based on future anticipated cash flows would be recorded in the period so determined.

INCOME TAXES

  The provision for income taxes is computed on the basis of consolidated financial statement income. Deferred income taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes," effective November 1, 1993. The cumulative effect of adopting SFAS 109 was an increase in income of $237, or $0.02 per share, for fiscal 1994.

NET INCOME PER COMMON SHARE

  Net income per common and common equivalent share is calculated using the weighted average number of common and common equivalent shares outstanding during each year. When dilutive, stock options and stock purchase warrants are included as common equivalent shares using the treasury stock method.

STOCK OPTIONS

  The Company records stock option awards in accordance with the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which the Company will be required to adopt in fiscal 1997. Under SFAS 123, companies can elect, but are not required, to recognize compensation expense for all stock-based awards, using a fair value methodology. The Company does not believe that adoption of SFAS 123 will have a material effect on its financial statements.

                       PHOTRONICS, INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 2--INVESTMENTS

  Short-term investments consist principally of municipal bonds, commercial paper, and money market and bond funds. The estimated fair value of short-term investments, based upon current yields of like securities, approximates cost, resulting in no significant unrealized gains or losses. Short-term investments at October 31, 1996, mature by their terms, as follows:

      Due within one year............................................... $4,113
      Due after one year, but within three years........................  3,276
      Due after three years.............................................    529
                                                                         ------
                                                                         $7,918
                                                                         ======

  Other investments consist of available-for-sale equity securities of publicly traded technology companies and a minority interest in a photomask manufacturer in Korea. The fair values of available-for-sale investments are based upon quoted market prices. The Company is a supplier to one of the investee companies. The estimated fair value of the non-available-for-sale investment is based upon the financial condition and the operating results and projections of the investee and is considered to approximate cost. Unrealized gains on investments were determined as follows:

                                                     OCTOBER 31,
                                                  -----------------
                                                                    FEBRUARY 2,
                                                    1995     1996      1997
                                                  -------- -------- -----------
                                                                    (UNAUDITED)
    Fair value................................... $ 12,329 $ 13,239  $ 10,412
    Cost.........................................    1,075    5,104     4,794
                                                  -------- --------  --------
                                                    11,254    8,135     5,618
    Less deferred income taxes...................    4,783    3,457     2,388
                                                  -------- --------  --------
    Net unrealized gains......................... $  6,471 $  4,678  $  3,230
                                                  ======== ========  ========

NOTE 3--PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following:

                                                     OCTOBER 31,
                                                  -----------------
                                                                    FEBRUARY 2,
                                                    1995     1996      1997
                                                  -------- -------- -----------
                                                                    (UNAUDITED)
   Land.......................................... $  2,200 $  2,735     2,735
   Buildings and improvements....................   13,305   20,665    20,665
   Machinery and equipment.......................   89,269  141,430   156,124
   Leasehold improvements........................    7,213    9,703    10,450
   Furniture, fixtures and office equipment......      993    1,873     1,906
                                                  -------- --------  --------
                                                   112,980  176,406   191,880
   Less accumulated depreciation and
   amortization..................................   40,917   52,740    56,637
                                                  -------- --------  --------
   Property, plant and equipment................. $ 72,063 $123,666  $135,243
                                                  ======== ========  ========

                       PHOTRONICS, INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 4--LONG-TERM DEBT

  Long-term debt consists of the following:

                                                   OCTOBER 31,
                                                  -------------
                                                                FEBRUARY 2,
                                                   1995   1996     1997
                                                  ------ ------ -----------
                                                                (UNAUDITED)
Acquisition indebtedness payable December 1,
  1998,
  net of interest of $450 at October 31, 1995,
  $234 at
  October 31, 1996, and $206 at February 2, 1997
  (unaudited) imputed at 7.45% per annum......... $1,350 $1,566   $1,594
Industrial development mortgage note, secured by
  building, with interest at 6.58% per annum,
  payable                                            495    459      450
  through November 2005.......................... ------ ------   ------
                                                   1,845  2,025    2,044
Less current portion.............................     36     38       39
                                                  ------ ------   ------
Long-term debt................................... $1,809 $1,987   $2,005
                                                  ====== ======   ======

  Long-term debt as of October 31, 1996 matures as follows: 1998-$41; 1999- $1,610; 2000-$46; 2001-$50; years after 2001-$240. The fair value of long-term debt not yet substantively extinguished is estimated based on the current rates offered to the Company and is not significantly different from carrying value.

  In March 1995, the Company entered into an unsecured revolving credit facility that provides for borrowings of up to $10 million per year in each of the following three years, subject to a carryover in the second and third year of up to the lesser of $3 million and the amount of borrowing capacity not used in the prior years. The Company is charged a commitment fee on the average unused amount of the available credit and is subject to compliance with and maintenance of certain financial covenants and ratios. At February 2, 1997, the Company had not borrowed any amounts under this agreement; however, the Company borrowed $15.0 million subsequent to February 2, 1997.

  Cash paid for interest was $75, $38 and $48 in 1994, 1995 and 1996, respectively, and $8 and $7 for the three months ended January 31, 1996 and February 2, 1997, respectively.

NOTE 5--SHAREHOLDERS' EQUITY

  In January 1995, the Company's Board of Directors authorized a three-for-two stock split effected in the form of a stock dividend payable to shareholders of record as of March 20, 1995. The stock split resulted in the issuance of
3.3 million additional shares of common stock. All applicable share and per share amounts included in the financial statements reflect the stock split. On March 16, 1995, the shareholders approved an amendment to the Company's Certificate of Incorporation increasing the number of common shares, $0.01 par value, which the Company is authorized to issue from 10 million to 20 million shares.

  In connection with a public offering, in April and May 1995, the Company issued 1,500,000 new shares of common stock at a price of $21.00 per share ($19.85 per share after underwriting discounts), 40,000 shares of common stock due to the exercise of stock options at prices ranging from $1.83 to $3.17 per share and 7,500 additional shares of common stock resulting from the exercise of a warrant at $5.24 per share. The proceeds, net of costs of the issue, amounted to $29.6 million.

                       PHOTRONICS, INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  In June 1995, the Company issued 98,559 shares of common stock in connection with the acquisition of Microphase Laboratories, Inc. (see Note 6).

NOTE 6--ACQUISITIONS

EUROPEAN PHOTOMASK OPERATIONS

  In January 1996, the Company acquired the photomask manufacturing operations and assets of Plessey Semiconductors Limited ("Plessey") located in Oldham, United Kingdom, for $4.9 million in cash. In connection with the transaction, the Company leased the facilities from Plessey previously utilized by them for the manufacture of photomasks. The acquisition was accounted for as a purchase and, accordingly, the acquisition price was allocated to property and equipment based on relative fair value.

  In April 1996, the Company, through its majority-owned subsidiary, acquired the photomask manufacturing operations and assets of the Litomask Division ("Litomask") of Centre Suisse d'Electronique et de Microtechnique S.A. ("CSEM") located in Neuchatel, Switzerland for $3.4 million in cash. CSEM holds the remaining interest in this subsidiary and the Company has an option to acquire CSEM's interest within a two-year period. In connection with the transaction, the Company leased the facilities and retained certain services from CSEM previously utilized by Litomask. The acquisition was accounted for as a purchase and, accordingly, the acquisition price was allocated to property and equipment based on relative fair value.

  The consolidated statement of earnings includes the results of European photomask operations beginning on the effective date of the respective acquisition. Such results were not material to the Company.

HOYA MICRO MASK, INC.

  In December 1994, the Company acquired certain assets held by Hoya Micro Mask, Inc. ("Micro Mask"), an independent photomask manufacturer with manufacturing operations located in Sunnyvale, California. The transaction included the purchase of the land, buildings, inventory and certain assets other than cash and receivables. In addition, significant manufacturing systems owned by Micro Mask were leased by the Company from Micro Mask. The acquisition was financed through the payment of approximately $10.2 million in cash and the obligation to pay $1.8 million, without interest, four years after the closing. The operating lease of the significant manufacturing systems has a term ranging from 44 to 62 months and includes the right to purchase the systems at fair market value at the end of the lease. The acquisition was accounted for as a purchase and, accordingly, the acquisition price was allocated to property, plant and equipment as well as certain intangible assets based on relative fair value. The excess of purchase price over the fair value of assets acquired is being amortized over 20 years. The consolidated statement of earnings includes the results of Micro Mask's operations from December 1, 1994, the effective date of the acquisition. The consolidated results of the Company's operations on a proforma basis (unaudited) for the year ended October 31, 1994, as though the purchase had been made as of the beginning of the year, would have reflected sales of approximately $106 million and net income of approximately $11 million, or $1.10 per common share. The proforma results of operations are not necessarily indicative of the actual operating results that would have occurred had the transactions been consummated at the beginning of the year, or of the future combined operating results.

                       PHOTRONICS, INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

MICROPHASE LABORATORIES, INC.

  In June 1995, the Company acquired the manufacturing operations and assets, exclusive of cash and accounts receivable, of Microphase Laboratories, Inc. ("Microphase"), an independent photomask manufacturer located in Colorado Springs, Colorado, in exchange for 98,559 shares of common stock of the Company valued at $2.4 million. The acquisition was accounted for as a purchase. Of the total purchase price, $1.5 million was allocated to Microphase's research and development projects and, accordingly, was charged to research and development expenses. The consolidated statement of earnings includes the results of the Microphase operations beginning June 20, 1995, the effective date of the acquisition. Such results were not material to the Company.

NOTE 7--INCOME TAXES

  The provision for income taxes consists of the following:

                                                         YEAR ENDED OCTOBER 31,
                                                         -----------------------
                                                          1994   1995     1996
                                                         ------ -------  -------
Current:
 Federal................................................ $3,722 $10,234  $ 9,905
 State..................................................    633   1,818    1,908
 Foreign................................................    --      --        87
                                                         ------ -------  -------
                                                          4,355  12,052   11,900
                                                         ------ -------  -------
Deferred:
 Federal................................................    832    (617)     918
 State..................................................     15    (225)      82
                                                         ------ -------  -------
                                                            847    (842)   1,000
                                                         ------ -------  -------
                                                         $5,202 $11,210  $12,900
                                                         ====== =======  =======

  The provision for income taxes differs from the amount computed by applying the statutory U.S. Federal income tax rate to income before taxes as a result of the following:

                                                       YEAR ENDED OCTOBER 31,
                                                       ------------------------
                                                        1994    1995     1996
                                                       ------  -------  -------
U.S. Federal income tax at statutory rate............. $5,255  $10,445  $11,866
State income taxes, net of Federal benefit............    428    1,035    1,294
Tax benefits of tax exempt income.....................   (168)    (389)    (302)
Foreign tax rate differential.........................    --       --      (291)
Other, net............................................   (313)     119      333
                                                       ------  -------  -------
                                                       $5,202  $11,210  $12,900
                                                       ======  =======  =======

                       PHOTRONICS, INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The Company's net deferred tax liability consists of the following:

                                                                   OCTOBER 31,
                                                                  -------------
                                                                   1995   1996
                                                                  ------ ------
Deferred income tax liabilities:
  Property, plant and equipment.................................. $3,761 $3,876
  Investments....................................................  4,783  3,457
  Other..........................................................     31    454
                                                                  ------ ------
    Total deferred tax liability.................................  8,575  7,787
                                                                  ------ ------
Deferred income tax assets:
  Reserves not currently deductible..............................  1,528  1,226
  Other..........................................................    643    483
                                                                  ------ ------
    Total deferred tax asset.....................................  2,171  1,709
                                                                  ------ ------
Net deferred tax liability....................................... $6,404 $6,078
                                                                  ====== ======

  Cash paid for income taxes was $3.7 million, $11.6 million and $13.0 million in 1994, 1995 and 1996, respectively, and $0.7 million and $0.2 million for the three months ended January 31, 1996 and February 2, 1997, respectively.

NOTE 8--EMPLOYEE STOCK OPTION AND PURCHASE PLANS

  In March 1996, the shareholders approved the adoption of the 1996 Stock Option Plan which includes provisions allowing for the award of qualified and non-qualified stock options and the granting of restricted stock awards. A total of 600,000 shares of common stock may be issued pursuant to options or restricted stock awards granted under the Plan. Restricted stock awards do not require the payment of any cash consideration by the recipient, but shares subject to an award may be forfeited unless conditions specified in the grant are satisfied.

  The Company has adopted a series of other stock option plans under which incentive and non-qualified stock options and restricted stock awards for a total of 1,800,000 shares of the Company's common stock may be granted to employees and directors. All plans provide that the exercise price may not be less than the fair market value of the common stock at the date the options are granted and limit the maximum term of options granted to a range of from five to ten years.

                       PHOTRONICS, INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following table summarizes stock option activity under the plans:

                                                           STOCK      EXERCISE
                                                          OPTIONS      PRICES
                                                         ---------  ------------
   Balance at November 1, 1993..........................   964,242  $ 1.83- 8.67
    Granted.............................................   249,150   10.17-14.83
    Exercised...........................................  (166,017)   1.83- 8.67
    Canceled............................................  (124,613)   6.17-13.42
                                                         ---------  ------------
   Balance at October 31, 1994..........................   922,762    1.83-14.83
    Granted.............................................   241,640   18.67-27.38
    Exercised...........................................  (145,273)   1.83-13.42
    Canceled............................................   (39,189)   6.17-24.00
                                                         ---------  ------------
   Balance at October 31, 1995..........................   979,940    1.83-27.38
    Granted.............................................   482,050   21.50-25.00
    Exercised...........................................  (184,431)   1.83-27.38
    Canceled............................................   (85,796)   6.17-27.38
                                                         ---------  ------------
   Balance at October 31, 1996.......................... 1,191,763  $ 3.17-27.38

  At October 31, 1996, 270,657 shares were available for grant and 471,296 shares were exercisable.

  In 1994, restricted stock awards representing a total of 78,750 shares were awarded to certain key employees. The market value of the grant amounted to $1.1 million at the date of grant and was charged to "Deferred Compensation on Restricted Stock", a component of shareholders' equity. Such amount was amortized as compensation expense over the three-year period during which the shares under these awards were subject to forfeiture.

  In 1992, the shareholders approved the Company's adoption of an Employee Stock Purchase Plan (the "Purchase Plan"), under which 300,000 shares of common stock are reserved for issuance. The Purchase Plan enables eligible employees to subscribe, through payroll deductions, to purchase shares of the Company's common stock at a purchase price equal to 85% of the lower of the fair market value on the commencement date of the offering and the last day of the payroll payment period. At October 31, 1996, 92,801 shares had been issued and 32,968 shares were subject to outstanding subscriptions under the Purchase Plan.

NOTE 9--EMPLOYEE BENEFIT PLANS

  The Company maintains a 401(k) Savings and Profit-Sharing Plan (the "Plan") which covers all domestic employees who have completed six months of service and are eighteen years of age or older. Under the terms of the Plan, an employee may contribute up to 15% of their compensation which will be matched by the Company at 50% of the employee's contributions which are not in excess of 4% of the employee's compensation. Employee and employer contributions vest fully upon contribution. Employer contributions amounted to $0.3 million in 1994 and $0.5 million in 1995 and 1996.

                       PHOTRONICS, INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The Company maintains a cafeteria plan to provide eligible domestic employees with the option to receive non-taxable medical, dental, disability and life insurance benefits. The cafeteria plan is offered to all active full-time employees and their qualifying dependents. The Company's contribution amounted to $1.2 million in 1994, $1.4 million in 1995 and $1.8 million in 1996.

  The Company's foreign subsidiaries maintain benefit plans for their employees which vary by country. The obligations and cost of these plans are not significant to the Company.

NOTE 10--LEASES

  The Company leases various real estate and equipment under non-cancelable operating leases. Rental expense under such leases amounted to $2.0 million in 1994, $4.9 million in 1995 and $5.6 million in 1996. Included in such amounts were $0.1 million in each year to affiliated entities, which are owned, in part, by a significant shareholder of the Company.

  Future minimum lease payments under non-cancelable operating leases with initial or remaining terms in excess of one year amounted to $11.4 million at October 31, 1996, as follows:

1997.................... $3,979
1998....................  3,611
1999....................  2,167

2000.................... $980
2001....................  350
Thereafter..............  312

  Included in such future lease payments are amounts to affiliated entities of $0.1 million in each year from 1997 to 2000, and $0.3 million in years thereafter.

NOTE 11--COMMITMENTS AND CONTINGENCIES

  The Company and a significant shareholder have jointly guaranteed a loan totaling approximately $0.5 million as of October 31, 1996, on certain real estate which is being leased by the Company. The Company is subject to certain financial covenants in connection with the guarantee.

  As of October 31, 1996 and February 2, 1997, the Company had capital expenditure purchase commitments outstanding of approximately $54 million and $62 million, respectively.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions, including collectibility of accounts receivable, and depreciable lives and recoverability of property, plant, equipment and intangible assets. Actual results may differ from such estimates.

  Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and temporary cash investments. The Company sells its products primarily to manufacturers in the semiconductor and computer industries in North America, Europe and Asia. The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the Company's ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Historically, the Company has not incurred any significant credit related losses.

                       PHOTRONICS, INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  NOTE 12--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following table sets forth certain unaudited quarterly financial data:

                                     FIRST  SECOND   THIRD     FOURTH    YEAR
                                    ------- ------- -------    ------- --------
1995:
 Net sales......................... $26,176 $30,037 $32,854    $36,232 $125,299
 Gross profit......................   9,759  11,615  12,839     14,403   48,616
 Net income........................ $ 3,267 $ 3,820 $ 6,460(b) $ 5,085 $ 18,632
 Net income per share(a)........... $  0.32 $  0.36 $  0.54(b) $  0.42 $   1.66
1996:
 Net sales......................... $34,668 $40,514 $42,677    $42,212 $160,071
 Gross profit......................  13,416  15,703  16,428     16,257   61,804
 Net income........................ $ 4,651 $ 5,267 $ 5,513    $ 5,572 $ 21,003
 Net income per share (a).......... $  0.39 $  0.44 $  0.46    $  0.46 $   1.74

--------
(a) Quarterly per share data may not equal the annual amounts due to changes in weighted average shares and share equivalents outstanding.
(b) Includes a net gain from the sale of equity investments of $2.9 million, or $0.24 per share, after tax, and a non-recurring charge related to the acquisition of Microphase Laboratories, Inc. of $0.9 million, or $0.08 per share, after tax.

NOTE 13--SEGMENT INFORMATION

  The Company operates in a single industry segment as a manufacturer of photomasks, which are high precision quartz plates containing microscopic images of electronic circuits for use in the fabrication of semiconductors. In addition to its manufacturing facilities in the United States, the Company has operations in the United Kingdom, Switzerland and Singapore. Prior to 1996, the Company had no operations outside of the United States. The Company's net sales and operating profit for the year ended October 31, 1996 and identifiable assets at October 31, 1996, by geographic area were as follows:

                                               NET      OPERATING   IDENTIFIABLE
                                              SALES   INCOME (LOSS)    ASSETS
                                             -------- ------------- ------------
United States............................... $153,227    $32,660      $181,255
Europe and Asia.............................    6,844       (395)       30,648
                                             --------    -------      --------
                                             $160,071    $32,265      $211,903
                                             ========    =======      ========

  Approximately 14% of net domestic sales in 1996 were for delivery outside of the United States (11% in 1995 and 13% in 1994).

  The Company's largest single customer represented approximately 36% of total net sales in 1994, 32% in 1995, 26% in 1996 and 23% in the three months ended February 2, 1997.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the respective principal amounts of the Notes set forth opposite its name below:

                                                                     PRINCIPAL
                                                                      AMOUNT
                              UNDERWRITER                            OF NOTES
                              -----------                           -----------
   Goldman, Sachs & Co. ........................................... $60,000,000
   Robertson, Stephens & Company LLC...............................  15,000,000
   Smith Barney Inc. ..............................................  15,000,000
                                                                    -----------
      Total........................................................ $90,000,000
                                                                    ===========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of 1.95% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed .10% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of $13,500,000 additional principal amount of Notes solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the principal amount of the Notes to be purchased by each of them, as shown in the foregoing table, bears to the aggregate principal amount of the Notes offered hereby.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Company has also agreed that it will not offer to sell, contract to sell or otherwise dispose of any Common Stock (other than upon conversion of the Notes), any securities substantially similar to the Notes or the Common Stock or any security exchangeable or exercisable for or convertible into Common Stock or substantially similar securities (any such security, a "Covered Security"), without the prior consent of Goldman, Sachs & Co., for a period of 90 days after the date of this Prospectus, except pursuant to the Company's stock option or purchase plans existing as of the date of this Prospectus or other options granted by the Company to employees. Certain directors and executive officers of the Company have also agreed, subject to certain exceptions, that they will not offer to sell, sell or otherwise dispose of shares of Common Stock beneficially owned by them without the prior written consent of Goldman, Sachs & Co. until the earlier of the 90th day after the date of this Prospectus.

  In connection with the Offering, the Underwriters may purchase and sell the Notes and Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and syndicate short positions involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Notes sold in the Offering for their account may be reclaimed by the syndicate if such Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes and the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market (with respect to the Common Stock), in the over-the-counter market or otherwise.

  As permitted by Rule 103 under the Exchange Act, Underwriters or prospective Underwriters that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of shares of Common Stock in The Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for shares of Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

           [PHOTO OF GLOBAL MANUFACTURING NETWORK MAP APPEARS HERE]

Demand for photomasks is drive both by semiconductor design activity and increase in complexity of intergrated circuits. As the complexity of intergrated circuits has increased, the number of photomasks used in the manufacture of a single circuit has also increased.


             [CHART OF INCREASED HIGH-END COMPLEXITY APPEARS HERE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTA-TIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary........................................................   3
Risk Factors..............................................................   7
Use of Proceeds...........................................................  12
Price Range of Common Stock...............................................  13
Dividend Policy...........................................................  13
Capitalization............................................................  14
Selected Consolidated Financial Data......................................  15
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................  16
Business..................................................................  24
Management................................................................  31
Principal Shareholders....................................................  33
Description of Notes......................................................  35
Description of Capital Stock..............................................  46
Certain Federal Income Tax Considerations.................................  47
Legal Matters.............................................................  49
Experts...................................................................  49
Available Information.....................................................  49
Incorporation of Certain Documents by Reference...........................  50
Index to Consolidated Financial Statements................................ F-1
Underwriting.............................................................. U-1

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                                  $90,000,000

                                PHOTRONICS, INC.


                      6.00% CONVERTIBLE SUBORDINATED NOTES
                                DUE JUNE 1, 2004

                                --------------

                          [LOGO OF PHOTRONICS, INC.]

                                --------------

                              GOLDMAN, SACHS & CO.

                             ROBERTSON, STEPHENS &
                                    COMPANY

                               SMITH BARNEY INC.

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